FORM 2B
LISTING APPLICATION

1.	General Information

(a)

Austral Pacific Energy Ltd. (formerly “Indo-Pacific Energy Ltd.”) (the “Issuer”) was incorporated on July 31, 1979 under the name Pryme Energy Resources Ltd. under the Company Act (British Columbia, Canada), and has operated as a resource exploration company more or less continuously since that time. The Issuer changed its name to “Newjay Resources Ltd.” on August 23, 1985, to “Consolidated Newjay Resources Ltd.” on August 25, 1993, to “Indo-Pacific Energy Ltd.” on May 9, 1995 and to “Austral Pacific Energy Ltd.” on December 31, 2003 in connection with the Issuer’s focus on oil and gas exploration in the southwest Pacific region. The Issuer’s shareholders approved a move of its legal jurisdiction of incorporation to the Yukon Territory in Canada which was made effective on September 25, 1997. The Issuer is now a corporation governed by the Business Corporations Act (Yukon) (Corporation # 26,121). The Issuer has several wholly owned subsidiary companies operating primarily in New Zealand (“NZ”), as well as in Australia and Papua New Guinea (“PNG”) (see corporate structure chart at Item 4(f)). The Issuer has only one class of share capital, namely common shares without par value (and herein “Shares”).

The Issuer does not have any currently producing properties but has had a recent gas discovery, at Kahili, NZ, evaluated by Sproule International Ltd. (“Sproule”) of Calgary, Alberta. Sproule has reported that the net present value of forecasted future net revenue (discounted at 15% per year, and using constant prices and costs) from the Issuer’s interests in the proven undeveloped reserves associated with the Kahili field to be US$1.87 million (see Item 7(f)). Though net present values form an integral part of fair market value determinations, without consideration for other economic criteria, they are not to be construed as an opinion of fair market value. The Issuer holds an extensive portfolio of other prospective oil and gas properties (see Summary and map Item 7(a)). The Issuer has working capital of US$3,276,000 at October 31, 2003 and expects to have working capital of approximately US$7,802,000 upon listing as a consequence of the below described NZ public offering. (See below for currency exchange rate information.)

On January 5, 2004 the Issuer expects to complete a public offering primarily to New Zealand residents and to some Canadian and US exempt investors (the “NZ Offer”), of 4,000,000 units, each unit comprised of one Share and one-half of one warrant (the “NZ Offer Warrants”), at a price of NZ$2.00 (approx. CDN$1.70) per unit (the “NZ Offer Units”). Each whole NZ Offer Warrant entitles the holder to acquire a further Share on or before January 5, 2005 at a price of NZ$2.10 (approximately CDN$1.79) per Share. Completion of the NZ Offer is contingent on the listing of the Issuer on the TSX Venture Exchange, pursuant to this Application.

In addition the Issuer recently effectively amended a June, 2003 financing which raised approximately US$873,613 through the issuance of Shares (the “Special Class Shares”) in the Issuer’s principal NZ subsidiary which Special Class Shares were convertible into Shares. The Issuer effected the amendment by agreeing to acquire 100% of the outstanding Special Class Shares for 1,111,123 Shares and 555,569 warrants. The agreements with the Special Class shareholders are conditional upon the Company being listed on the TSXV and the New Zealand Stock Exchange (“NZSX”). Each warrant issued to the Special Class shareholders (“Special Class Warrants”) will be exercisable on or before January 5, 2005 to acquire a further Share at a price

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of NZ$1.85 (CDN$1.57) per Share. Therefore the effective price of the June, 2003 financing was CDN$1.00 (US$0.79) per Share and half Special Class Warrant.

The Issuer has applied to list its outstanding Shares and the NZ Offer Shares and Warrants on the NZSX. The NZ Offer Warrants will not be listed on the TSX Venture Exchange (the “TSXV”). The Special Class Warrants will not be listed.

Finally, the Issuer will also complete a private placement (the “Private Placement”) of US$500,000 in convertible notes (the “Notes”) on January 5, 2004 with Exploration Capital Partners Limited Partnership (as to US$250,000) and Middlemarch Partners Limited (as to US$250,000). The Notes bear interest at 8% per annum and must be repaid on or before January 5, 2005. The Issuer has the option to prepay the Notes, without penalty, upon 10 days’ written notice. The Notes may be converted by the holder at any time before maturity, at the rate of one unit (a “PP Unit”) for each US$1.10 principal amount outstanding. Each PP Unit will consist of one common share and one share purchase warrant. Each whole warrant entitles the holder to acquire a further common share at a price of US$1.15 per share at any time on or before January 5, 2005. The PP Units will be subject to a four month hold period. The information presented in this Listing Application includes the Shares and warrants issuable upon conversion of the Notes, and the proceeds from the Private Placement.

Dollar amounts expressed herein are in New Zealand (NZ), United States (US) or Canadian (CDN) dollars, as indicated. Exchange rates on November 13, 2003:

US$1	=	NZ$1.60
US$1	=	CDN$1.27
CDN$1	=	NZ$1.18

(b)
The Issuer has been a reporting issuer under the Securities Act (British Columbia) (the “BC Act”) since March 21, 1980 and under the Securities Act (Yukon) (the “Yukon Act”) since September 25, 1997. The Issuer is in good standing under the BC Act and the Yukon Act. The Issuer is registered in the United States under the Securities Exchange Act of 1934 and reports annually under Form 20F (SEC file #0-29344).

(c)	The Issuer’s registered office in the Yukon is located at the offices of its Yukon attorneys:

Suite 200 Financial Plaza
204 Lambert Street
Whitehorse, YT
Y1A 3T2
CANADA

The Issuer’s principal business offices are located at:

Indo-Pacific House
284 Karori Road
Karori, Wellington
NEW ZEALAND
Telephone Number: 011 64 4 476-2717

(d)	Three of the Issuer’s five directors are residents of British Columbia. Two directors, Peter Tapper and David Newman, are residents of New Zealand, as is the Issuer’s Chief Executive Officer, Dr.

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Bennett. Substantially all of the Issuer’s assets are oil and gas properties located outside Canada. The Issuer has appointed Lang Michener, its Canadian general counsel, as its attorney for service in Canada.

(e)	The Issuer’s professional advisors are:

	(i)	The Issuer’s Canadian general counsel:

Lang Michener
Suite 1500 - 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Telephone: (604) 691-7483
Fax: (604) 893-2395
E-mail: bzinkhofer@lmls.com
Attention: Bernhard Zinkhofer

	(ii)	The Issuer’s United States securities lawyers:

Harris, Mericle & Wakayama
Suite 3210, 999 Third Avenue
Seattle, Washington 98104
Telephone: (206) 621-1818
Fax: (206) 624-8560

	(iii)	The Issuer’s Yukon solicitors (Attorney certifying Issuer’s legal status):

Campion Macdonald
Suite 200, Financial Plaza
204 Lambert Street
Whitehorse, Yukon Territory Y1A 3T2
Telephone: (867) 667-7885
Fax: (867) 667-7600

	(iv)	The Issuer’s Australian solicitors:

Minter Ellison
1 King William Street
GPO Box 1272
Adelaide, South Australia, 5001
Australia
Telephone: 011 61 8 8233 5411
Fax: 011 61 8 8212 7518

	(v)	The Issuer’s New Zealand solicitors:

Gavin Adlam
2 Putnam Street
Wellington, New Zealand
Telephone: 011 64 4 475 8069
Fax: 011 64 4 475 7187

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(vi)	The Issuer’s Papua New Guinean solicitors: Posman Kua Level 1, Mogo Moto Building Champion Parade P.O. Box 228 Port Moresby, 121 NCD, Papua New Guinea Telephone: 011 675 3200 127 Fax: 011 675 3200 361
(f)

The Issuer’s Registrar and Transfer Agents:

Pacific Corporate Services Ltd.
Suite 5210 - 66 Wellington Street West
Toronto, Ontario M5K 1J3
Telephone: (416) 862-7620
Fax: (416) 366-2476

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna, North Shore City
Private Bag 92119
Auckland, New Zealand
Telephone: 011 64 9 488 8700
Fax: 011 64 9 488 8787

(g)
The Issuer’s last Annual General Meeting was held June 17, 2003. The Issuer’s last annual report to shareholders is the Information Circular dated April 22, 2003 and its last quarterly report was for the period ended September 30, 2003 filed November 6, 2003.

(h)	The Issuer’s auditors are: BDO Spicers, Chartered Accountants BDO House 99-105 Customhouse Quay Wellington PO Box 10-340 New Zealand Telephone: 011 64 4 472 5850 Fax: 011 64 4 473 3582
2.	Financial Information
(a)	The Issuer’s working capital at October 31st, 2003 is approximately US$3,276,000.
(b)	The Issuer’s assets do not include any material amount of securities of other entities except shares of its wholly owned subsidiaries. See Item 4(f) below.
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3.	Directors, Officers, Promoters and Persons Holding More Than 10% of the Issued Equity Shares
(a)	Summary information (see detailed biographies below):
Name and Address	Position with Issuer	No. of Shares Held(1)	No. of Warrants Held	No. of Options Held
David Bennett 736 Makara Road Wellington, New Zealand	Chief Executive Officer and President	29,500	–	900,000
David Newman(2) 113 Manly Street Paraparaumu Beach New Zealand	Director	–	–	25,000
Peter Tapper(2) 23 Fordyce Avenue Pakarunga, Auckland New Zealand	Director	–	–	25,000
Ron Bertuzzi 4489 Angus Drive Vancouver, British Columbia	Director	5,358	–	50,000
Bernhard Zinkhofer 6471 Chelmsford Street Richmond, British Columbia	Director	35,000	–	75,000
Garth Johnson(2) 1734 Ocean Park Road Surrey, British Columbia	Director	–	–	10,000
Jeanette Watson 10 Tainui Terrace Wellington, New Zealand	Secretary	–	–	10,000
Jenni Lean 736 Makara Road Wellington, New Zealand	Corporate Affairs Manager	600	–	150,000
Trans-Orient Petroleum Ltd.(3)(4) 1407-1050 Burrard Street Vancouver, British Columbia	Related Person (10% Shareholder)	832,145	1,011,845	–
Alex Guidi(3) (4) 1408 - 1050 Burrard Street Vancouver, British Columbia	Related Person (10% Shareholder)	1,032,016	512,000	–

Notes (table information is as of November 28, 2003. See below for changes as of December 31, 2003):

(1)	None of the Shares are subject to escrow or pooling.
(2)	Member of the Audit Committee.
(3)	These parties will hold less than 10% of the outstanding shares upon completion of the NZ Offer and Share Exchange. See Item 3(f).
(4)	Pursuant to an agreement between Mr. Guidi and Mr. Loretto, Mr. Loretto purchased a controlling interest in Trans-Orient from Mr. Guidi prior to December 31, 2003. On December 4, 2003, Trans-Orient disposed of 725,000 Shares in anticipation of purchasing up to 800,000 NZ Units. Mr. Guidi purchased 175,000 of the Shares disposed of by Trans-Orient, and Mr. Loretto purchased 275,000 of them. Assuming Trans-Orient acquires the 800,000 NZ Units, Mr. Loretto will be over 10% as of the date of completion of the NZ Offer.

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(b)

Biographies of Directors and Officers

Dr. David Bennett, CEO

Dr. Bennett was a member of the board of directors from October 1996 until September, 2003 and has been an officer since October 1996, being appointed as Chief Executive Officer on October 30, 1996. Dr. Bennett received a Bachelor of Arts (Natural Sciences) from Cambridge University in 1968 and a Master of Science in Exploration Geophysics from the University of Leeds in 1969. In 1973, Dr. Bennett received his doctorate in Geophysics from the Australian National University and from 1973 to 1975 conducted post-doctoral research at the University of Texas (Dallas). From 1975 to 1977, Dr. Bennett was a post-doctoral fellow and lecturer at the Victoria University of Wellington, New Zealand. From 1977 to 1982, Dr. Bennett was employed by the Department of Scientific and Industrial Research, Government of New Zealand and from 1982 to 1994 was employed as geophysicist, exploration manager and finally general manager by New Zealand Oil and Gas Ltd. Dr. Bennett was an independent consultant from 1994 to 1996 when he joined the Issuer and other associated companies. Dr. Bennett spends approximately 95% of his total work time on behalf of the Issuer.

Other Issuers:

From April 1997, Dr. Bennett was the President and a Director of Trans-Orient Petroleum Ltd. In 2000, Dr. Bennett resigned the position of President of Trans-Orient Petroleum Ltd, and in 2001 resigned as a member of the board of directors of that company. He was also, from April 1997 to April 2001, a member of the board of directors of Durum Cons. Energy Corp. (since re-named TAG Oil Ltd.), and from June 1998 to January 2003, a member of the board of directors of AMG Oil Ltd.

Mr. Ronald Bertuzzi, Director

Mr. Bertuzzi was a member of the board of directors from October 2, 1992 to October 30, 1996 and was re-appointed on March 31, 1998. Mr. Bertuzzi received a Bachelor of Economics from the University of British Columbia in 1965 and has worked in the medical sales and product development industries since that time. He has recently retired but for the 10 years previous, Mr. Bertuzzi was a sales manager with El Rad Services of Vancouver, B.C. in Canada.

Other Issuers:

Mr. Bertuzzi is a member of the board and the President of Gondwana Energy, Ltd. and is a past member of the board of AMG Oil Ltd., from which he resigned in February 2000.

Mr. Bernhard Zinkhofer, Director

Mr. Zinkhofer was appointed to the board of directors in March, 2001. Mr. Zinkhofer was educated at the universities of Calgary (B.Comm-1977) and Victoria (LL.B-1983) and is qualified as a Chartered Accountant (1980) and as a lawyer (1984). He has practised law as a partner at the law firm of Lang Michener in their Vancouver, British Columbia office since 1992.

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Other Issuers:

Mr. Zinkhofer also serves or has served as a director of Trans-Orient Petroleum Ltd (1997 - 2003), TAG Oil Ltd. (previously called Durum Cons. Energy Corp.) (1997 - 2003), Strategic Technologies Inc. (1995 to present), Helijet International Corp. (1996 to present), Foran Mining Corp. (1997 - 2000), Caliente Capital Corp. (1999 - 2003), Verida Internet Corp. (1999 - 2001) and Arrabbiata Capital Corp. (2002 to present).

Mr. Garth Johnson, Director

Mr. Johnson was appointed as a director of the Issuer in May 2003. Mr. Johnson has been employed by an affiliate of the Issuer, TAG Oil Ltd. (“TAG”), since 1997 as a corporate accountant and became TAG’s Chief Financial Officer in 2000 and a director in 2001. Mr. Johnson is responsible for TAG’s meeting its regulatory compliance obligations with the Securities and Exchange Commission and the British Columbia Securities Commission. Mr. Johnson has been engaged in the administration of private and public companies since 1995 and is a Certified General Accountant.

Other Issuers:

Mr. Johnson also serves as CFO, Corporate Secretary and a director of Trans-Orient Petroleum Ltd. and TAG Oil Ltd., and as Corporate Secretary of Gondwana Energy, Ltd.

Mr. Peter Tapper, Director

Mr. Tapper was appointed to the Board in September, 2003. He has an honours degree in Civil Engineering from the University of Auckland, New Zealand and he has had a career in the oil and gas industry, working for Royal Dutch Shell for 34 years (1956 - 1990). Mr. Tapper’s career included a large number of overseas postings, working in Holland, Brunei, Indonesia, USA, Qatar, UK and Australia, and he is widely recognized for his extensive experience and expertise in offshore and large condensate fields. While employed by Shell, Mr. Tapper held senior management positions, which included Deputy Managing Director (and Technical Director) of Shell Brunei and (on secondment from Shell) Executive General Manager of Woodside Offshore Petroleum (the operator of the North West Shelf Project, a joint venture between Shell, BP Chevron, BHP, Mitsubishi and Mitsui, and Woodside). Mr. Tapper’s past directorships have included Dawson Group, and Chairman of Coplex Resources Limited. He is a Trustee of the Dilworth Board, a Fellow of the Institute of Engineers (Aust), a Fellow of the Institute of Petroleum (UK), a Chartered Engineer (UK) and a Member of the Institute of Professional Engineers of New Zealand. Mr. Tapper is not an insider of any other public issuer.

Mr. David Newman, Chairman

Mr. Newman was appointed to the Board in September, 2003. He is a Chartered Accountant and is currently Chief Executive Officer of the Institute of Directors in New Zealand, having previously had a 22 year career with British Petroleum, culminating in four years as Chief Executive and Managing Director of BP New Zealand-Limited (1990 - 1994). Mr. Newman’s current directorships include Chairman of Finmedia Limited, Deputy Chairman of Infratil Limited, and a director of Wellington International Airport Limited. Mr. Newman’s past directorships have included Chairman of Norwich Union and State Insurance Group in New Zealand, Chairman of the NZ Refining Company Limited, a member of the advisory board of BP Australia and a director of New Zealand Post Limited.

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Other Issuers:

Mr. Newman has been a director of Infratil Limited since February 1994 (now Chairman) and of Finmedia Limited since December 1999, both of which companies are listed on the New Zealand Stock Exchange.

Ms. Jeanette Watson, Corporate Secretary

Ms. Watson was appointed as Corporate Secretary on November 16, 2000. Ms. Watson attended Victoria University of Wellington, New Zealand, gaining a B.Sc. (Geology) in 1983 and an LLB in 1986, and is qualified as a lawyer (1987). She has practised commercial and corporate law as an associate (from 1986 to 1989) and then as a senior associate (from 1992 to 2000) at Rudd Watts & Stone, at their Wellington, New Zealand office, and in the United Kingdom, at Slaughter and May (from 1989 to 1991). Ms. Watson spends approximately 40% of her total work time on behalf of the Issuer. Ms. Watson is not an insider of any other public issuer.

Ms. Jenni Lean, Corporate Affairs Manager

Ms. Lean has a BSc and MBA from Victoria University in Wellington, New Zealand. She has experience as a computer programmer at the Australian National University in Canberra, taught mathematics and science in Wellington and has worked in the strategic planning division at New Zealand’s government science research body. She has been Executive Officer for New Zealand’s rural consultants body and an integral part of a forestry trading group in New Zealand. Since 1996, she has been involved with Indo-Pacific Energy Ltd. as part of the senior management team, latterly as Corporate Affairs Manager. Ms. Lean’s spouse, Dr. Bennett, is the Issuer’s Chief Executive Officer. Ms. Lean is not an insider of any other public issuer.

Mr. Nigel Robinson, Chief Financial Officer

Mr. Robinson has a B.Com (Accounting) from Otago University in Dunedin and is a Chartered Accountant member of the Institute of Chartered Accountants of New Zealand. He joined the Company in September 2003. He has expertise in corporate reporting/accounting and business processes. Mr. Robinson has been a fishery officer, investigating accountant for the Ministry of Agriculture and Fisheries, assistant financial account, internal auditor, general accounting manager and external auditor. He has been involved in the down stream operations of the oil industry with roles as internal auditor and general accounting manager with Caltex New Zealand Limited, a Chevron/Texaco subsidiary. Mr. Robinson is not an insider of any other public issuer.

(c)	The remuneration paid by the Issuer to all of its directors and executive officers in the last full fiscal year ended December 31, 2002 is as follows:
Name and Position with Issuer	Compensation		Securities Under Option
	Salary (US$)	Other (US$)	Number of Options	Exercise Price (US$)	Expiry Date
Dr. David Bennett President, Chief Executive Officer, Director (former)	$152,177	$Nil(1)	300,000 100,000(2)	$1.00(5) $1.00	Oct 15, 2007 Jul 6, 2005
David McDonald Director (former)	$Nil	$10,000	60,000	$1.25	Jul 6, 2005(8)

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Name and Position with Issuer	Compensation		Securities Under Option
	Salary (US$)	Other (US$)	Number of Options	Exercise Price (US$)	Expiry Date
Ronald Bertuzzi Director	$Nil	CDN$$1,000	10,000(2)	$1.25	Jul 6, 2005
Bernhard Zinkhofer Director	$Nil	Nil(9)	15,000(2)	$1.25	Mar 26, 2006
Drew Cadenhead Director (former)	$Nil	$Nil	100,000	$0.90	Oct 15, 2007(4)
Peter Loretto(6) Director (former)	$Nil	CDN$600	Nil	-	-
Garth Johnson Director	$Nil	$Nil(7)	5,200(2)	$1.25	Jul 6, 2005
Jeanette Watson Corporate Secretary	$Nil	$18,841(3)	2,000(2)	$1.25	Mar 26, 2006
Jennifer Lean Corporate Affairs Manager	$Nil	$87,626(1)(3)	126,000(2)	$1.00	Jul 6, 2005
Nigel Robinson(10) Chief Financial Officer	$Nil	$Nil	Nil	-	-

Notes:

(1)
David Bennett and Jennifer Lean, via the DJ and JM Bennett Family Trust, own the building in which the Issuer’s New Zealand office is located. During the 2002 fiscal year the Issuer paid US$24,245 in office rental costs for the use of the building.

(2)	Stock Options vest over a period of 18 months.
(3)	Ms. Lean and Ms. Watson receive compensation as independent contractors.
(4)	Mr. Cadenhead resigned as a director from March 24, 2003, and his options lapsed on May 8, 2003.
(5)	Vesting of Stock Options subject to continuing involvement with the Issuer.
(6)	Mr. Loretto resigned from the board in May 2002.
(7)	Mr. Johnson was appointed as a director in May 2003 and therefore did not receive directors’ fees during fiscal 2002.
(8)	Mr. McDonald resigned as a director from June 19, 2003 and his options lapsed on August 3, 2003.
(9)
Mr. Zinkhofer receives no direct cash remuneration from the issuer but he is a partner of the Issuer’s Canadian legal counsel, Lang Michener, which invoiced the Issuer approximately US$20,000 in the year ended December 31, 2002. Mr. Zinkhofer received a grant of stock options in consideration of acting as a director.

(10)	Mr. Robinson was hired in September, 2003.

Compensation of Directors

It has been the past policy of the board of directors not to receive an annual salary for their services solely as a director. Rather, the directors have been compensated through stock awards and option grants. In 2002, the board decided to pay directors’ fees to the Chairman and the non-executive directors (except Mr. Zinkhofer, who invoices time charges through the law firm of which he is a partner in lieu). Such fees were payable for the 2002 and subsequent years. The Chairman (if non-executive) receives US$25,000 per year and Mr. Tapper receives US$20,000 and each other non-executive director (except Mr. Zinkhofer) receives CDN$200 per meeting attended. The current Chairman of the Board is David Newman. Mr. Johnson is an employee of

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DLJ Management Ltd. which invoices the Issuer US$1,500 per month for advisory services, including assistance with preparation of statutory filings and for reviewing the corporate disclosure documents.

As at October 31, 2003, the following directors and officers held the following options to purchase Shares:

	Shares Underlying	Exercise
Name	the Option	Price (U.S.)	Expiry Date

Bernhard Zinkhofer	75,000(1)	$1.25	March 26, 2006
Jeanette Watson	10,000(1)	$1.25	March 26, 2006
David Bennett	100,000(1)	$1.00	July 6, 2005
	300,000(1)	$1.00	July 6, 2005
	200,000(2)	$1.00	July 6, 2005
	300,000(3)	$1.00	October 15, 2007
Ron Bertuzzi	50,000(1)	$1.25	July 6, 2005
Jennifer Lean	150,000(1)	$1.00	July 6, 2005
Garth Johnson	10,000(1)	$1.25	July 6, 2005
Peter Tapper	25,000(1)	$1.25	October 15, 2008
David Newman	25,000(1)	$1.25	October 15, 2008

Notes:
(1)	Stock options vest over 18 months.
(2)	Stock options not subject to vesting provisions.
(3)	Vesting of options subject to performance criteria. See Item 10(c)(5).

Contracts with Officers

Dave Bennett, CEO. Dave Bennett is retained as the Chief Executive Officer of the Issuer and IPENZ pursuant to an agreement dated November 21, 2001. For his services, Mr. Bennett receives NZ$336,000 per year (approximately US$194,000) plus government required accident insurance. The contract may be terminated by the Issuer without cause on six months’ notice. The agreement does not include a non-competition provision in the event of termination.

Jeanette Watson, Corporate Secretary. IPENZ retains the services of Jeanette Watson as corporate secretary on a non-exclusive basis pursuant to an agreement dated November 16, 2000. Ms. Watson is responsible for the administration and maintenance of IPENZ and its affiliates, securities and corporate records. Ms. Watson is paid her regular fee of NZ$120 per hour for her services. The agreement may be terminated by either party on six weeks’ notice. The agreement does not include a non-competition provision in the event of termination.

Jennifer Lean, Corporate Affairs Manager. IPENZ retains the services of Jennifer Lean on a non-exclusive basis as Corporate Affairs Manager pursuant to the terms of an agreement dated January 1, 2001. Ms. Lean is paid NZ$813 per day for her services. Ms. Lean works for IPENZ on an as needed basis. The agreement may be terminated by the Issuer upon 30 days’ written notice. The agreement does not include a non-competition provision in the event of termination.

Nigel Robinson, Chief Financial Officer. IPENZ retains the services of Nigel Robinson as corporate accountant pursuant to an agreement dated September 15, 2003. Mr. Robinson is paid NZ$70,000 per year for an initial 90-day probationary period, after which his remuneration

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increases to NZ$80,000 per year. The agreement may be terminated by either party upon six weeks notice. The agreement does not include a non-competition provision in the event of termination.

(d)	None of the directors, officers, promoters or members of management of the Issuer have been subject to any securities regulatory sanction or penalty.
(e)
None of the directors, officers, promoters or other members of management have been associated with any issuer that has undergone formal insolvency, bankruptcy, creditors’ arrangement or similar proceedings. Mr. Zinkhofer was a director of Verida Internet Corp. when it ceased operations due to lack of funding without all creditors (including his law firm) receiving payment of their accounts.

(f)	To the knowledge of the Issuer, the five largest shareholders of the Issuer, and the only persons holding, directly or indirectly, ten percent or more of the outstanding Shares are listed below:
	Number of	Number of			Pro Forma
	Escrowed	Legended	Number of	Percent of	Percent of
Owner	Shares	Shares	Shares	Class(1)	Class(1)

Alex Guidi	Nil	Nil	1,207,016(4)	15.6%	9.1%
1408 – 1050 Burrard Street
Vancouver, B.C.

Peter Loretto	Nil	Nil	610,620(6)	7.9%	10.6%
3508 Granville Avenue
Richmond, B.C.

Trans-Orient Petroleum Ltd.(2)	Nil	Nil	107,145(3)	1.4%	0.8%
1407 – 1050 Burrard Street
Vancouver, B.C.

David Bennett and Jennifer Lean(5)	Nil	Nil	30,100	under 1%	under 1%
736 Makara Road
Wellington, New Zealand

Bernhard Zinkhofer	Nil	Nil	35,000	under 1%	under 1%
6477 Chelmsford Street
Richmond, B.C.

Notes:
(1)
Percent of Class column does not include Shares issuable under the NZ Offer or the Special Class share exchange as these Shares are not issued at October 31, 2003. Pro Forma Percent of Class column shows the expected percentage after the NZ Offer, the Special Class share exchange and the conversion of the Notes but excluding the exercise of any other convertible securities.

(2)
Trans-Orient Petroleum Ltd (“Trans-Orient”) is a reporting issuer in British Columbia which is traded on the OTC Bulletin Board in the United States. Mr. Zinkhofer (a director of the Issuer) and Dr. Bennett (the CEO and a former director of the Issuer) are former directors of Trans-Orient. Mr. Loretto is currently a director of Trans-Orient and its controlling shareholder.

(3)
Trans-Orient also holds 175,000 Share purchase warrants and 836,845 Series “A” warrants to purchase Shares of the Issuer, at any time on or before January 5, 2005 (the “A” Warrants”). Upon the exercise of the “A” Warrants by Trans-Orient, the Issuer will issue to Trans-Orient one Share. Trans-Orient may purchase up to 800,000 NZ Units, in which event it will hold 6.8% of the 13,304,992 shares issued and outstanding.

(4)	Mr. Guidi holds, directly, warrants to purchase a further 512,000 Shares of the Issuer.
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(5)
David Bennett and Jennifer Lean are spouses and their holdings are shown in the aggregate. Together, Mr. Bennett and Ms. Lean hold options to purchase up to 1,050,000 Shares. In addition, they will receive 4,445 Shares in connection with the Share Exchange.

(6)
Mr. Loretto also holds 336,000 Share purchase warrants. Upon Trans-Orient, a company controlled by Mr. Loretto, purchasing 800,000 shares in the NZ Offer Mr. Loretto will own or control 10.6% of the 13,304,992 shares then issued.

4.	Corporate Information
(a)
The Issuer’s authorized capital consists of an unlimited number of Shares without par value, of which 7,739,324 are issued and outstanding on October 31, 2003 and 12,850,447 (excluding Shares issuable upon conversion of the Notes) are expected to be issued as of January 5, 2004. All Shares rank equally as to voting and the right to participate in the residual assets of the Issuer on wind-up. No shares can be issued except as fully paid and non-assessable and there are no sinking funds or other redemption-type funds.

(b)

Securities Issued for Cash

The only securities issued by the Issuer since December 31, 2000 for cash or otherwise were as follows:

a) units issued in a private placement led by Alex Guidi and Trans-Orient. A total of 1,250,000 units (each a Share and warrant) were issued in September, 2002 at US$0.80 per unit. The warrants are exercisable for two years at US$0.90 during the first year (which has elapsed) and US$1.15 during the second year. No commission was paid in connection with this Private Placement;

b) 1,111,123 Shares and 555,569 Special Class Warrants units to be issued to the former Special Class shareholders (effectively for U.S. $873,613);

c) 4,000,000 NZ Offer Units (Share and half-warrant) to be issued to the public in the NZ Offer raising approximately US$5.0 (approximately CDN$6.35 Million). The Issuer paid NZ registered dealers a commission totalling 3.75%, other fees and expenses of $200,000 on this distribution; and

d) the Notes, which may be converted into 454,545 PP Units.

(c)	Securities Issued for Other than Cash None.
(d)	The Issuer has paid no dividends since its incorporation and does not anticipate paying any dividends in the foreseeable future.
(e)	The Issuer’s fiscal year end is December 31.
(f)
The Issuer is the parent company of and conducts all its operations through subsidiaries generally established on a by-property or by-country basis. The Issuer holds 100% ownership and voting power in each of the subsidiaries.

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Subsidiary:	Country of Incorporation
Source Rock Holdings Limited	New Zealand
Millennium Oil & Gas Limited	New Zealand
Indo-Pacific Energy (NZ) Limited	New Zealand
Ngatoro Energy Limited	New Zealand
Rata Energy Limited	New Zealand
Totara Energy Limited	New Zealand
Indo-Pacific Energy (PNG) Ltd.	Papua New Guinea
Odyssey International Pty Ltd	Australia
Indo-Pacific Energy Australia Pty Ltd.	Australia
Trans-Orient Petroleum (Aust) Pty Ltd	Australia
ZOCA 96-16 Pty Ltd	Australia
Trans-Orient Petroleum (PNG) Ltd	Papua New Guinea

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The following is the Issuer’s current corporate structure:

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(g)	Issued capital as of December 31, 2003, assuming completion of the Special Class share exchange, the NZ Offer and the conversion of the Notes is set out below:

	NUMBER AND
	TYPE OF	NUMBER OF
	SECURITIES	HOLDERS
I. Securities not subject to escrow,
pooling or other restrictions on
transfer:

A) Distributed and in the hands of the	5,804,705 Shares	572
public (excluding the promoters,
officers, directors, and insiders of the
Issuer and their associates).

B) Distributed and in the hands of the	1,934,619 Shares	6
promoters, officers, directors, and
insiders of the Issuer and their
associates.

II. Securities subject to escrow, pooling
or other restrictions on transfer:

A) Distributed and in the hands of the	5,521,223(1) Shares	460(2)
public (excluding the promoters,
officers, directors, and insiders of the
Issuer and their associates).

B) Distributed and in the hands of the	44,445(1) Shares	1
promoters, officers, directors, and
insiders of the Issuer and their
associates.

TOTAL	13,304,992 Shares	1,039(2)

Notes:

(1)
Represents shares to be issued pursuant to the Special Class share exchange, the NZ Offer and the conversion of the Notes, assuming that no insiders, directors or officers subscribe for shares under the NZ Offer. These shares will be subject to resale restrictions in Canada including a four-month hold period. See Item 5(c).

(2)	The total number of public shareholders will only be determinable upon completion of the NZ Offer.
(h)	As of the execution date, there were more than 200 shareholders holding a Board Lot of free trading Shares.
5.	Shares of the Issuer Held in Escrow, Legended, or Subject to Hold Restrictions
(a)	There are no Shares of the Issuer held in escrow.
(b)
As of October 31, 2003 there are no Shares of the Issuer currently legended or subject to resale restrictions. The 4,000,000 Shares in the NZ Offer plus any of the up to 2,000,000 Shares issuable in connection with the NZ Offer Warrants forming part of the NZ Offer will be subject to a four-month resale restriction period in Canada. The 1,111,123 Shares issued under the Special Class Exchange Agreement (plus any of the up to 555,569 shares issuable in connection with the Special Class Warrants issued under the Special Class Exchange Agreement) will be subject to a four-month transfer restriction period. The PP Units would also be subject to a four-month resale restriction period in Canada.

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(c)
The Issuer will take such steps as may be required by the applicable regulatory authorities to ensure that securities issued under the Special Class Exchange Agreement and the NZ Offer will not be traded in Canada during the resale restricted period.

(d)	Not applicable.
6.	Options to Purchase Securities of the Issuer
(a)	The Issuer will have the following warrants outstanding:
Number of Shares Reserved for Warrants	Exercise Price	Expiry Date
1,250,000	US$1.15 (CDN $1.46)	September 12, 2004
836,845	US$1.50 (CDN $1.78)	January 5, 2005
2,000,000(1)	NZ$2.10 (CDN $1.79)	January 5, 2005
555,569(2)	NZ$1.85 (CDN $1.57)	January 5, 2005
454,545(3)	US$1.10 (CDN $1.40)	January 5, 2005
454,545(4)	US$1.15 (CDN $1.46)	January 5, 2005

Notes:

(1)	Issuable in connection with the NZ Offer.
(2)	Issuable in connection with the Special Class share exchange.
(3)	Shares issuable upon conversion of the Notes.
(4)	Issuable upon exercise of the warrants to be issued upon conversion of the Notes.

(b)	The Issuer has granted 100,000 incentive stock options to employees (other than executive employees and directors which are set out under Item 3(c)), as follows:
Number of Shares Subject to Option	Exercise Price (US$)	Expiry Date
50,000	$1.25 (CDN $1.59)	July 6, 2005
10,000	$1.25 (CDN $1.59)	March 26, 2006
40,000	$1.25 (CDN $1.59)	October 15, 2007

7.	Natural Resource Properties
(a)

Business of the Issuer

The Issuer is an oil and gas exploration and production company whose corporate legal domicile is the Yukon Territory and which has its principal business offices in Wellington, New Zealand. Its exploration focus is in the Austral-Pacific region, particularly in New Zealand. The Issuer is involved in the exploration for commercial quantities of hydrocarbons and (where warranted) the commercial development and production of hydrocarbons. The Issuer currently holds varying interests in approximately 4 million acres (2.5 million acres net) of exploration permits in New Zealand, 0.5 million acres (0.42 million acres net) of exploration permits in Australia, and 1.8 million acres (0.8 million acres net) of exploration licences in Papua New Guinea. The majority

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of the Issuer’s permits are in the exploration stage. The Issuer’s policy is to acquire varying percentage interests, and, where possible, to minimize its risk exposure by farming out or joint venturing property interests to other industry participants.

For definitions of technical terms used in the description of properties, see the Glossary of Terms attached as Schedule A to this Listing Application.

Taranaki Basin:

NEW ZEALAND
TASMAN SEA
NORTH ISLAND
Amanda
PEP38480
Pohokura
Onaero North
New Plymouth
PEP38746
Mangahewa
McKee
PEP38741
Waitoriki
Bluff-1
PPP38761
PEP38736
PEP38718
Kaimiro
Tuihi-1/1A
Kahili
Goldie
Ngatoro
Tariki
PEP38748
PEP38753
Akama
Ahuroa
Wawiri-1
PEP38738
Stratford South
Waihapa/ Ngaere
Huinga-1B
Cardiff
Cheal-1,2
PEP38716
Kapuni
Makino-1/1A/1B
Kaimata 3D
Deep Prospects
Indo-Pacific Permit
Gas Field
Oil Field
Pipeline
Rimu
0 5 10 Km
N
W
E
S
Kauri Oil Discovery

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Resource Property Summary Table

The following table summarizes the Issuer’s resource properties (see also notes next page):

				Work Commitments	Work
				or Obligations	Commitments or
			Carrying Value	six months to	Obligations
		Working	June 30, 2003	December, 2003	in fiscal 2004
Property (2)(6)	Location	Interest	(US$)(9)	(US$) (3)	(US$)(3)

A. New Zealand
PEP 38256	Canterbury Basin	30.0%(1)	122,223	8,000	Nil
PEP 38258	Offshore	75%(1)	–	Nil	82,000
	Canterbury Basin
PEP 38330	East Coast Basin	34.28%(1)	195,768	12,000	60,000
PEP 38716	Taranaki Basin	42.4%(1) (5)	38,155	9,000	Nil
PEP 38736	Taranaki Basin	45%(1)	2,810,462	23,000	75,000
PEP 38738	Taranaki Basin	33.5%(1)	56,921	80,000	306,000
PEP 38741	Taranaki Basin	30%(1)	982,694	17,000	267,000
PEP 38746	Taranaki Basin	25%(1)	12,522	Nil	Nil
PEP 38748	Taranaki Basin	25%	86,677	26,000	227,000
PEP 38753	Taranaki Basin	30%(1)	62,868	Nil	Nil
PEP 38480	Offshore Taranaki	75%(1)	59,333	45,000	66,000
PPP 38761	Taranaki Basin	27.5%(1)	23,507	10,000	Nil
PEP 38718	Taranaki Basin	10%	(4)	Nil	Nil
B. Australia
AC/P19	Offshore Timor	100.0%(1)	735,962	5,336,000(8)	Nil
	Sea
AC/P31	Offshore Timor	100.0%(1)	28,689	45,000	Nil
	Sea
AC/P26	Offshore	50.0%	201,922	Nil	33,000
	Bonaparte Basin,
	Timor Sea
C. Papua New
Guinea
PRL 4 & 5	Onshore Papua	7.5%	736,016	1,000	2,000
	New Guinea
	Foreland
PPL 235	Onshore Papua	100%(1)	1,327,455(7)	2,500	Nil
	New Guinea
	Foreland
PPL 228	Onshore Papua	10%	–	Nil	Nil
	New Guinea
Totals:			7,481,174	5,614,500	1,118,000

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Notes:

(1)	Operated by the Issuer
(2)	Except for PEP 38736, the properties of the Issuer are Exploration Permits or Licences and have no proven hydrocarbon reserves. See Item 7(f).
(3)
Represents the Issuer’s share of required work. See below for a description of work obligations. The Issuer may conduct additional work on the properties. See Item 7(c). Permits and Licences are also subject to annual fees.

(4)	Acquired after the end of June 2003.
(5)	Includes a further 28.34% acquired after the end of June 2003 at a cost of $157,000.
(6)	List excludes PMP38148 carried at June 30, 2003 at $740,931 as it was sold after that date (effective 1 July 2003, completed 3 October 2003).
(7)	Includes the costs of PPL 192 ($898,020) and PPL 215 ($429,435) which are licences replaced by PPL 235.
(8)
The Issuer intends to reduce significantly its work commitment on this property by farmout, other fundraising, or sale to a third party, otherwise the Issuer will surrender this property. See Item 7(a) “Natural Resource Properties (ii) Other Properties – B. Australia - Offshore Permits AC/P 19 and AC/P 31 (100%); Timor Sea” below.

(9)
Carrying values are based upon management’s estimate of the carrying value of its properties and are reflected in the Issuer’s audited financial statements for the six-month period ended June 30, 2003.

A. Exploring in New Zealand

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. The participants are allowed to exceed the committed work programs for the permits or apply for extensions or reductions of such work programs for any particular year. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government reserves a royalty of the greater of 5% of sales revenue or 20% of accounting profits in any one year from the sale of petroleum products (“Crown royalty”). No performance bond is required, but if the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the government has the power to cancel the permit. Exploration permits require an annual fee of NZ$8.44 per sq km for the first 1500 sq km and NZ$3.94 for each additional square kilometre be paid to the government. Mining permits require an annual fee of NZ$506.25 per square kilometre. All New Zealand Permits are subject to the Crown Royalty and Annual Fee.

New Zealand, Taranaki Basin, North Island

The Taranaki Basin is located on the west coast of the North Island. The sediments in the Taranaki Basin encompass a depth of some 25,000 feet with complex structure and geology. Compression across the eastern portion of the Basin created a thrusted fold belt up to ten miles wide, which contains the McKee, Tariki, Ahuroa and Waihapa-Ngaere fields. Further west in the onshore region are the fault bounded Kapuni, Ngatoro and Kaimiro fields. All these fields are currently in production.

(i) Issuer’s Two Principal Properties - Kahili and Cheal

New Zealand Permit 38736 (45%); Onshore Taranaki Basin (Kahili Gas Development)

The Issuer acquired PEP 38736 upon grant from the New Zealand government, on July 14, 1999. The Issuer currently holds a 45% revenue and participating interest in the permit pursuant to the terms of a joint venture operating agreement dated October 17, 2002 among IPENZ, Tap (New Zealand) Pty Ltd., Millennium Oil & Gas Limited and IRM (Malaysia) Inc. The permit consists of 29.911 km2 in the Taranaki Basin. IPENZ is the operator of the permit.

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The Kahili-1 well was drilled during December 2001. The well recovered a minor amount of oil during a short term open-hole test. Kahili-1A was directionally drilled to test an up-dip location in October 2002, but the target sands were found to be faulted out in this well bore.

The Kahili-1B sidetrack well was drilled in November 2002, and encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicated sufficient gas-condensate reserves to justify development. Test production sales (during 2002) of condensate (light oil) from this initial test totalled US$16,253 from approximately 613 barrels. A subsequent test in April/May 2003 recovered an additional 1236 barrels of condensate over a seven day period.

A review of the development options available has been completed, with the development opportunity having been offered to NGC New Zealand Limited (subject to minor conditions) in July, 2003. The Issuer anticipates that the development will come on stream by mid-2004. Capital costs are to be met by the gas purchaser.

On April 2, 2003, the Issuer and IPENZ entered into a Gas Prepayment and Option Agreement with NGC New Zealand Limited (the “Gas Prepayment Agreement”). See Item 10(d). The obligations of IPENZ under this agreement are secured against Millennium Oil & Gas Limited’s 25% participating interest in the joint venture under a Deed of Guarantee and Indemnity and Security Interest in Joint Venture Interest. Pursuant to the Gas Prepayment Agreement, net gas income from sales of gas to NGC will be offset against the NGC pre-paid gas balance (currently US$1,050,400).

Permit work obligations to the government to July 2004 are to evaluate the permit and submit an ongoing work program. The joint venture is applying for a Mining permit due to the discovery and development in the Kahili well.

New Zealand Permit 38738 (33.5%); Onshore Taranaki Basin (Cheal - Development)

The Issuer’s subsidiary, Rata Energy Limited (formerly PEP 38716 Limited) acquired a 100% participating interest in PEP 38738 pursuant to an agreement with Horizon Oil International Limited and Springfield Oil and Gas Limited dated October 11, 2002, in consideration for the grant of a 25% net profits royalty to Horizon Oil International Limited and Springfield Oil and Gas Limited. Rata currently holds a 33.5% participating interest in the permit pursuant to the terms of a joint venture operating agreement dated December 16, 2002 among Rata, Cheal Petroleum Limited and IRM (Malaysia) Inc. On June 30, 2003 the Issuer agreed to acquire, amongst other interests, Horizon Oil International Limited’s royalty interest in the permit and has since agreed to buy out Springfield Oil and Gas Limited’s interest also. IRM (Malaysia) Inc. made payment towards the buyback of the royalty. This transaction completed in October 2003, and in addition to its 33.5% equity the Issuer now holds a 6.25% accounting profits royalty over Cheal Petroleum. See “New Zealand Permits PEP 38718, Onshore Taranaki Basin” below.

The participants re-entered the Cheal-1 well, originally drilled in 1995 by the then permit holder, which had tested oil and gas from a shallow secondary target. A short test of the Cheal-1 well, aimed at establishing the potential for commercial development, commenced on May 14, 2003, with the well flowing gas. Further testing occurred, to establish reserves, in the following quarter.

On October 20, 2003, an extended production test of the Cheal 1 well was commenced, in order to provide information on reserves accessed by Cheal 1 and long term productivity of the well, so that decisions on a gas export pipeline can be made. The production test continued until mid

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November, with flows stabilizing to average 50 barrels of oil per day and 1/2 million cubic feet of gas per day. The downhole pressure data obtained following this test has been analyzed as non-definitive, and the pressure gauges are to be relocated in the well until early January 2004, in order to provide more prescriptive pressure data. A similar test will be conducted in 2004 on Cheal-2. This is an existing well deviated to the east of the same site, which flowed gas and oil on a test from the same sands when originally drilled in 1995.

Permit work obligations to April 2004 to the government are to map the Urenui channel around the Beaconsfield prospect and to drill an exploration well, which is likely to be located on the northwards extension of the Cheal structure.

(ii) Other Properties

New Zealand, Taranaki Basin, North Island

New Zealand Permit 38480 (75%); Offshore

This permit was granted to the Issuer in August 2002. The Issuer holds a 75% participating interest in the permit under a joint venture operating agreement with Durum Energy (New Zealand) Limited (“Durum”)(a subsidiary of the Company’s affiliate, TAG Oil Ltd.), dated August 7, 2003. In February 2003, the Issuer undertook a 2D seismic program to detail prospects in the permit area. Data processing continues as at the date of this application.

Permit work obligations to the government to August 2004 are to reprocess 300 kilometres of seismic, perform geological and geophysical studies and commit to drill a well or acquire 100 sq km of 3D seismic by August 2005.

New Zealand Permit 38716 (42.4%); Onshore

The Issuer acquired its initial interest in this permit upon grant from the New Zealand government on January 30, 1996. The Issuer currently holds a 42.4% participating interest in the permit pursuant to the terms of a joint venture operating agreement dated July 17, 1997 among the Issuer, OMV New Zealand Ltd, Swift Energy New Zealand Ltd, Euro Pacific Energy Pty Ltd and Springfield Oil and Gas Limited. The Issuer’s interest in the permit increased during 2003, as a consequence of the decision by one JV participant to withdraw from the permit. The Issuer has also completed an agreement with Horizon Oil NL (“Horizon”) to purchase Horizon’s interest in several permits including PEP 38716. See “New Zealand Permit 38718, Onshore” below.

This permit is situated in the eastern margin of the onshore Taranaki Basin and covers an area of 134 km2. It is located adjacent to the Waihapa-Ngaere oil and gas field, and the gathering station for the Waihapa-Ngaere oil and gas field is located within two miles of the boundary of PEP 38716. Previous exploration of PEP 38716 has included 2D seismic and several wells, all of which had oil shows.

The Huinga-1B well was commenced in April 2002, and later plugged and suspended. Permit maintenance costs of $9,000 are expected for the second six months of 2003.

Permit work obligations to the government to January 2004 are geological and geophysical work to identify new hydrocarbon plays and either submit an ongoing work program or drop the permit. This work is underway.

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New Zealand Permit 38741 (30%); Onshore

This permit was granted to the Issuer on May 24, 2002. The Issuer currently holds a 30% participating interest in the permit pursuant to the terms of a joint venture operating agreement dated October 28, 2002 among IPENZ, Tap (New Zealand) Pty Ltd (“Tap”) and Durum. The permit covers an area of 13.53 km2.

The Issuer and its other joint venture parties were required to incur an aggregate of $17,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey, which was conducted over PEP 38741 and adjacent permit areas.

Permit work obligations to the government to May 2004 are to drill one well. The Issuer expects this will be drilled by May 2004.

New Zealand Permit 38746 (25%); Onshore

The Issuer currently holds a 25% participating interest in the permit pursuant to the terms of a joint venture operating agreement dated February 3, 2003 among the Issuer, Magellan Petroleum (NZ) Ltd (“Magellan”), Tap and AWE New Zealand Pty Ltd. The permit covers an area of 79.37 km2.

This permit was granted to the Issuer on August 8, 2002. The permit’s work commitments required the Issuer and its other joint venture parties to reprocess seismic and drill an exploration well in the latter part of the 2003 fiscal year, which cost the Issuer US$220,000. This well (Bluff-1) was drilled to 1,459 m in October 2003, and did not intersect significant hydrocarbons. The well has been plugged and abandoned. This satisfies work obligations until December 2003, when the Issuer must commit to submit an ongoing work program or acquire seismic by August 2004.

New Zealand Permit 38748 (25%); Onshore

This permit was granted to the Issuer on August 8, 2002 and covers an area of 64.21 km2. The Issuer holds a 25% participating interest in the permit pursuant to a joint venture operating agreement dated February 3, 2003, with the remaining interests being held by Tap and Magellan. An application to extend the area of this permit to encompass adjoining areas previously covered by PEP 38723 was approved by the Government, on February 13, 2003.

A 3D seismic survey was conducted and completed over PEP 38748 and adjacent permit areas in July 2003. A number of potential drilling targets have been identified from this data.

Permit work obligations to the government to August 2003 were to reprocess 150 km seismic. This work obligation has been replaced with the acquisition of a 3D seismic survey. Obligations to August 2004 are to process and interpret the 3D seismic data, conduct geological studies and commit to drill an exploration well by August 2005.

New Zealand Permit 38753 (30%); Onshore

This permit, covering 110 km2, was granted to the Issuer on August 8, 2002 and is governed by the terms of a joint venture operating agreement dated February 3, 2003 among the Issuer, Magellan, Tap and Krystal Corporation Pte Ltd. Seismic reprocessing and interpretation continued during late 2002 and early 2003, as precursor work to the drilling of an exploration

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well (Wawiri-1) in the third quarter, 2003. This well was drilled in August 2003 at a cost to the Issuer of US$300,000. This well was unsuccessful.

Effective May 30, 2003, the Issuer entered into a farm-out agreement to Krystal Corporation whereby Krystal funded a portion of past costs, plus 26.4% of the Wawiri-1 well, and is obligated to fund 26.4% of the Akama deep gas test, when drilled, in order to earn a 20% interest in PEP 38753. The Issuer’s previous interest in PEP 38753 was 50%, so over half of the Issuer’s capital commitment for the proposed wells was met by Krystal for a reduction in the Issuer’s interest to 30%. The farm out agreement was completed in August 2003.

Permit work obligations to the government to August 2003 are to reprocess 150 km seismic, perform geological and geophysical studies and drill a well. This has been completed. The Wawiri-1 well was drilled to 1,341 m without encountering significant hydrocarbons and was plugged and abandoned. Beyond August 2003 work obligations are to commit by November 2003 to acquire 3D seismic and do more geological work and drill (if warranted), such well to be completed by August 2005 or submit a revised forward work program.

New Zealand Permit PPP 38761 (27.5%); Onshore

This petroleum prospecting permit was granted to IPENZ, Durum, Magellan and Tap in February 2003. The term was set as the earlier of one year after grant or the closing of bids for acreage which includes the area covered by this permit. Such bids have now been invited, the closing date for which was October 31, 2003, so PPP 38761 expired on that date.

The Issuer has completed a 3D seismic survey over PPP 38761 and adjacent permit areas.

There are no further work obligations to the government on this PPP as it expired on October 31, 2003. The joint venture parties have bid for a PEP over the area in the bidding round which closed October 31, 2003. The outcome of this bid will not be known until January 2004.

New Zealand Permits 38718 (10%); Onshore

On June 30, 2003 the Issuer entered into an agreement with an Australian company, Horizon Oil NL, to purchase its equity interests in several onshore Taranaki (New Zealand) permits. Under the agreement, the Issuer was to purchase interests in PEP 38716, PEP 38728, PEP 38718, a substantial part of the royalty interest over PEP 38738 and all of the shares in Bligh Oil & Minerals NZ Limited, which company owns the data for the purchased permits. PEP 38728 was subject to Joint Venture pre-emptive rights which were exercised by one of the parties such that the permit was not purchased by the Issuer. The total purchase price, after reduction by a further agreement with IRM (Malaysia) Inc. to make payment towards the buyback and extinguishment of the royalty over PEP 38738, was NZ$682,500 (US$575,000). One permit interest is new to the Issuer – 10% of PEP 38718. Two others consolidate interests already held by the Issuer – namely a further 28.34% of PEP 38716 and the royalty interest over PEP 38738. The transactions were completed and the final payment made in early October 2003.

Permit work obligations under PEP38718 to the government to December 2003 were to acquire new seismic, or deepen Tuihu-1 and by December 2003 commit to further geological and geophysical work to be done by 1 December 2005 or surrender the permit. The joint venture agreed to deepen Tuihu-1. Drilling was conducted in October 2003. The well reached the Kapuni reservoir target, but was plugged and abandoned at 4,845 meters due to engineering difficulties associated with coal seams encountered in the well. Some evidence for hydrocarbons was

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encountered, but it was insufficient to justify the expense of deepening the well to test further in the Kapuni sandstones. The drilling of this well satisfied the Issuer’s work commitments for 2003.

New Zealand, Canterbury Basin, South Island

New Zealand Permit 38256 (30%); Onshore

This permit, covering 2,794 km2 and located in onshore Canterbury, was granted to the Issuer on August 25, 1997 and is governed by the terms of a joint venture operating agreement dated October 5, 2000 among the Issuer, Durum and Orion Exploration Ltd.

The Canterbury Basin is located both onshore and offshore in the area surrounding Christchurch, on the east coast of the South Island. The total area of the onshore and offshore Canterbury Basin is about twelve million acres. The original area of PEP 38256 (some 2.76 million acres) covered approximately half of the onshore area. One-half of the original area was relinquished in 2000, and a further one-half of the then-current area was relinquished during 2002. At that time, the duration of the permit was also extended into a second term to 2007.

One party has withdrawn from this permit and another has served notice that it wishes to do so at the end of the relevant permit year. The Issuer agreed to take 10% from the withdrawing party and is considering how much to accept from the party wishing to withdraw.

Permit work obligations to the government to February 2004 are to reprocess 30 km of seismic, complete a magneto telluric study and perform geological and geophysical studies to investigate an anomaly in the Ealing-1 well. All these activities have been completed.

New Zealand Permit 38258 (75%); Offshore

This permit was granted to the Issuer and Durum, on August 18, 2003. A joint venture operating agreement was signed by the parties on 26 September 2003. The permit is located in offshore Canterbury and covers 10,950 km2.

Permit work obligations to the government to August 2005 are to perform geological and geophysical evaluation of the licence area, including seismic reprocessing and analytical studies, and commit to further work.

New Zealand, East Coast Basin, North Island

New Zealand Permit 38330 (34.28%); East Coast

This permit was granted to the Issuer on June 4, 1996. The permit is located in onshore East Cape and covers 2,145 km2. A joint operating agreement was signed by the parties on 8 December 1998.

The Waingaromia-2 well was drilled in May 2002. Despite the proximity of the Waitangi oil seeps, and of oil in several old well bores, this well was unsuccessful and was plugged and abandoned. Seismic work is planned for early 2004.

Permit work obligations to the government to June 2004 are to acquire 15 km seismic, and submit an ongoing work program.

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B. Australia

Offshore exploration permits granted in Australia provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for an unlimited number of five-year terms over one-half of the remaining area at each renewal. The participants are allowed to exceed the committed work programs for the permits and to apply for extensions or reductions of such work programs for any particular year. Any production permits granted will be for a term of 21 years from the date of issue, renewable for a further 21 years. In addition to general Australian taxation provisions, most offshore permits, including all of the Issuer’s Australian permits, are subject to Petroleum Resource Rent Taxation at the rate of 40% on a project's net income after deduction of allowable project and exploration expenditures, with project exploration expenditures compounded forward at the Long-Term Bond Rate (“LTBR”) plus 1.05%. No performance bond is required, but in the event that the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the government has the power to cancel the permit.

Offshore Permits AC/P 19 and AC/P 31 (100%); Timor Sea

These adjacent permits were granted to the Issuer on May 22, 1997 (AC/P 19) and June 3, 1999 (AC/P 31), respectively, and are operated by the Issuer in conjunction with each other. The Issuer has completed the work program required for the first five years of AC/P 19, including acquiring, during January 2002, a further 90km of seismic data to firm up the Ursa prospect for drilling. Processing of this data continues. Suspension of the permit obligations until end 2002 was sought and granted in June 2002, allowing time to complete technical evaluations. Year 6 of the permit is now calendar 2003.

The area of the permits are 1,497 km2 and 84 km2, respectively.

Permit work obligations to the government to December 2003 are to drill one well. This will not be completed by that date, due to rig unavailability and consequently an extension and suspension of the permit is being sought by the Issuer to defer the well obligation, for completion by July 2004. At this point it is unknown whether or not it will receive such deferral. If it does not, the permit will be surrendered, without financial penalty to the Issuer. Drilling expenditure will be significantly reduced by farmout, other fundraising or sale to a third party; otherwise the permit will be surrendered.

AC/P 31 also requires acquisition of a minimum of 40 kms of new 2D seismic in year 3 and 4 and the integration and interpretation of this into the existing database. This work has not been completed and a deferral has been sought to July 2004. The Issuer is also seeking to amalgamate AC/P 31, which is one block only, with AC/P 19. If the deferral is unsuccessful, then the permit will be surrendered.

AC/P 19 is subject to a right of participation in favour of Lonman Pty Ltd (“Lonman”). Lonman may, prior to the first well or farm-in to the first well, exercise an option to acquire up to 5% of the Issuer’s interest by repayment of past costs and contribution pro-rata to ongoing costs. Alternatively, if a farmout at a premium is made to a third party prior to the first well, Lonman shall be granted a Carried to Production equity amounting to up to 5% of the free carried equity of the original parties in such farmout. Lonman will be required to repay all past costs associated with this equity out of 50% of its share of production revenue.

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Offshore Permit AC/P 26 (50%); Timor Sea

This permit was granted to Trans-Orient Petroleum (Aust) Pty Ltd, Mosaic Oil NL and West Oil NL on February 26, 1998.

This permit was acquired by the Issuer from Trans-Orient in September 2000. See Item 7(b) for details. The Issuer currently holds a 50% participating interest in the permit pursuant to the terms of a joint venture operating agreement dated 20 November 2000. The permit is located in the Timor Sea and covers an area of 418 km2. A third party, Lonman holds a 1.25% Carried To Production Equity (“CTPE”) which means that in event of a commercial discovery, this can be converted to a working interest on payback to the parties of costs to that point. Following the drilling of the Anson North-1 well, the Issuer’s 50% interest in this permit is encumbered by a 0.625% Carried to Production equity in favour of Lonman.

Anadarko Petroleum Ltd funded the entire costs of an obligation well in 2002, drilling the Anson North-1 well in February 2002. Subsequently, Anadarko decided not to exercise its option to take up an interest in the permit. Rossini and Anson West remain the preferred prospects in this permit and the results of Anson North do not degrade these prospects.

The Issuer's share of the committed work program for the 2003 fiscal year does not require any expenditures to be incurred.

Permit work obligations to the government have been fulfilled and there are no current work obligations to June 2004.

C. Exploring in Papua New Guinea

Petroleum Prospecting Licences in Papua New Guinea are granted for a standard 6-year term, on the basis of an acceptable program of work. If the permit holder(s) do not satisfy the regulatory agency that they have met the performance obligations of the committed work program (or such variation as may have been agreed with the regulatory agency), the government has the power to cancel the permit, and to require forfeiture of a license bond of Kina 100,000 (3.89 Kina = approx US$1). The participants can apply for extensions or reductions of the committed work programs for the licences under certain circumstances (by way of an Application for Variations of the Work Program). A Petroleum Prospecting License awards the exclusive right to explore for petroleum for an initial six year term, extendable for a further five year term over 50% of the original area, and the exclusive right to enter into a Petroleum Development Agreement upon a discovery. A Petroleum Development Agreement provides the right to produce any oil and gas discovered for a period of up to 25 years from discovery, extendable for a further period of not more than 20 years, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea, which includes a two per cent participating interest that can be acquired by project landowners and affected local level government.

Papua New Guinea Licence PPL 235 (100%); Onshore Papuan Basin

The Issuer was awarded this license on August 29, 2003. This replaces and covers the most prospective area of two previous licenses, PPL 192 and PPL 215. The license is located in the foreland of Papua New Guinea and covers an area of 2,910 km2. The work obligation to the government is to drill an exploration well within the first two years of the license. The cost of this will be approximately US$10m, including testing. This cost will be farmed out or the funds raised in a separate financing, or the license surrendered.

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Papua New Guinea Licences PRLs 4 & 5 (7.5%)

PRL 4 was offered to the Issuer on September 17, 2000. It comprises 4 blocks from the previously held PPL 157 which was acquired in January 2000 pursuant to an agreement with Trans-Orient dated January 2000. See Item 7(b) for details of this Agreement.

PRL 5 was offered to the Issuer on February 15, 2000. It comprises 9 blocks from the previously held PPL 157 which was acquired in January 2000 pursuant to an agreement with Trans-Orient dated January 2000. See Item 7(b) for details of this Agreement.

The Issuer currently holds a 7.5% participating interest in the licenses. The licenses are located in onshore Papua New Guinea and cover an area of 337 km2 and 758 km2 respectively.

A review of hydrocarbon entrapment within these permit areas was completed during 2001. Apart from the known fields, as established by the Elevala-1, Ketu-1 and Stanley-1 gas-condensate discovery wells, the review established several other drilling targets in the areas. The joint venture is considering a condensate stripping and gas re-injection project at Elevala.

To December 2004, there are no work obligations to the government due.

Papua New Guinea Licence PPL 228 (10%) and APPL 247 (10%)

PPL 228 was accepted by the Issuer after offer by the Papua New Guinea government on July 26, 2001. The Issuer currently holds a 10% participating interest in the license. The license is located in the western highlands of Papua New Guinea and covers an area of 3,368 km2.

This licence includes part of the area originally held as PPL 213, and was granted on June 26, 2001 for an initial six year term. The Amdi structure has been mapped as having major oil trapping potential. In July, 2003 the PPL 228 joint venture lodged a top file application, APPL 247, for a permit over an amended area, which permit would replace PPL 228 if awarded.

To December 2004, the joint venture would have been required to acquire 25 km seismic. However, further work is on hold pending the outcome of the Department’s decision on the topfile award.

(b)
In fiscal 2000 the Issuer purchased all the properties held by Trans-Orient Petroleum Ltd. (a non- arm’s-length party at the time by virtue of a common principal shareholder, Mr. Guidi and a majority of common directors). Trans-Orient and the Issuer had joint ventured a number of properties together but Trans-Orient made a corporate decision to cease being an active exploration company and hence resolved to sell its interests to the Issuer in consideration for securities in the Issuer. The terms of the Agreement between the Issuer and Trans-Orient provided that the Issuer:

  purchased a range of non-producing exploration assets (the “Assets”), from Trans-Orient. The value placed upon the Assets by the Issuer and Trans-Orient was $4,097,360. The Issuer assumed the rights and obligations attached to those Assets as at December 31, 1999.
  in return for the above assets, Trans-Orient received:
(1)	forgiveness of outstanding loans (US$1,042,928) owed to the Issuer by Trans-Orient,
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(2)	transfer at fair value of certain securities held by the Issuer to Trans-Orient:
	(i)	1,800,000 shares of AMG Oil Ltd. to Trans-Orient valued at US$720,000;
	(ii)	600,000 shares of Gondwana Energy, Ltd. to Trans-Orient valued at US$20,000;
	(iii)	517,020 shares of Trans-Orient to Trans-Orient for cancellation, valued at US$222,319,
(3)
836,845 units in the Issuer to Trans-Orient, at a deemed value of US$2.50 per unit. Each Unit consisted of one Share and one Series “A” Warrant, and a conditional right to one Series “B” Warrant. Each “A” Warrant entitles the holder to purchase one additional Share of the Issuer in consideration for US$2.50 per Share exercisable up to March 29, 2001 and thereafter for US$3.75 per Share up to March 29, 2002. Upon the exercise of the “A” Warrants by Trans-Orient, and subject to a commercial discovery having occurred on the transferred assets, the Issuer would issue to Trans-Orient one “B” Warrant for each “A” Warrant exercised. The “B” Warrants were originally exercisable at a price of US$7.50 for a period of one year from the date of issue of the “B” Warrants. Additionally, the Issuer provided Trans-Orient with anti-dilution protection for a period of one year from the closing date (March 31, 2000) if the aggregate amount raised was greater than US$500,000 and the average price was less than US$2.50 per Share or unit (this provision was never triggered),

(4)	a range of gross over-riding royalties on the transferred assets, which royalties were subsequently re-acquired by the Issuer (see below), and
(5)	the right to participate in up to 25% of any equity financing made by the Issuer up until December 31, 2001. No equity financing was completed within the contemplated period.

The Issuer had, prior to the acquisition from Trans-Orient, already owned a partial interest in a majority of the permits acquired, and was, therefore, familiar (from a technical and operational point of view), with the exploration merits of these interests. The transaction was subject to the approval of shareholders of both companies and a fairness opinion included in the materials sent to shareholders.

In January 2002, the parties agreed to vary that agreement to assign the gross overriding royalties from Trans-Orient to the Issuer in exchange for an amendment to the terms of the warrants issued to Trans-Orient extending the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to repricing the “A” Warrants to US$1.25 and US$1.40 respectively. As well, the additional “B” Warrants to be acquired in the event of a discovery, equal in number to the number of “A” Warrants exercised, were repriced to US$2.50 and will expire on the later of 31 December 2003 or one year after issuance. On December 4, 2003, the Issuer and Trans-Orient again agreed to amend the terms of the “A” Warrants by extending the term of the “A” Warrants to January 5, 2005 and increasing the exercise price to $1.50 per Share. In addition, the “A” Warrants will only entitle the holder to acquire a Share instead of a Share and a “B” Warrant.

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(c)

The Issuer intends to carry out the required work described under Item 7(a). Highlights of the Issuer’s intended work programs for 2004 include drilling four wells and re-entering and testing an existing well in the 12 months following the date of this Listing Application, as follows:

	(i)	PEP 38738 – Re-enter Cheal-2 in December 2003. Drill an exploration well in or around February, 2004(1);
	(ii)	PEP 38741 – Drill an exploration well in March 2004(1);
	(iii)	PEP 38748 – Drill an exploration well in April 2004; and
	(iv)	PEP 38736 – Drill an exploration well in June 2004.

(1) Included in required work program. See the Resource Property Summary Table under Item 7(a).

Unless otherwise indicated, work programs will be financed from working capital although the Issuer reserves the right to farm-out interests in these wells to reduce its financial exposure.

Available Funds

Upon listing, the Issuer will have the following funds available:

US$ (000s)
Working Capital on hand as at October 31, 2003(1)	3,276
Net Proceeds of the NZ Offer and Private Placement(2)	5,026
Total	8,302

Notes:
(1)	Excluding the Special Class Shares.
(2)	After deduction of the estimated expenses of the NZ Offer, the Share Exchange, and the listings on the New Zealand Stock Exchange and the TSX Venture Exchange.

Use of Available Funds

The Issuer intends to use the funds available to it as follows:

US$ (000s)(2)
To meet work commitments on existing properties (see Item 7(a)) (1)	1,397
To complete the wells on PEP 38738, PEP 38748 and PEP 38736	383
For Permit and License Fees on existing properties	40
For General and Administrative Expenses	1,405
For General Working Capital	5,077
Total	8,302

Notes:
(1)	Excluding US$5.3 million required work on AC/P 19, for which the Issuer does not intend to incur further significant expenditures.
(2)	Rounded.
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The Issuer intends to expend the funds available to it as set out above. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary and the Issuer reserves the right to make such reallocations as are appropriate. For the nine months to September 30, 2003, the Issuer has successfully funded its projects from working capital, production revenues and/or farmout. The Issuer intends to continue to investigate the possibility of funding expenditure through farmouts to other exploration companies and/or by raising additional capital by private placement or public investment. If such funding does not become available as appropriate, the Issuer intends to seek deferral of projects until such time as funding is available. If none of these options are possible, the Issuer would then be required to relinquish certain properties.

General and Administrative Expenses

The Issuer’s expected general and administrative expenses for the twelve months following listing are as follows:

US$
Salaries / Contractors	846,000
Rent	36,000
Investor Relations	25,200
Insurance	180,000
Accounting / Audit / Legal	45,000
Other Operational Administration	273,000
Total	1,405,200

(d)
The Kahili Field (PEP 38736) is subject to a report dated October 1, 2003 entitled “Evaluation of the Gas and Condensate Reserves of Indo-Pacific Energy Limited in the Kahili Field of New Zealand” prepared by Sproule International Limited (the “Sproule Report”). Except for PEP 38736, none of the properties held by the Issuer are subject to an independent geological report.

(e)	Disclosure regarding material commitments to maintain licenses and permits in 2003 and 2004 are set out in the Resource Property Summary table under Item 7(a).
(f)	The Issuer’s revenue from its only developed property PMP 38148 is tabled below. This Permit was sold with effect from July 1, 2003 (completed October 3, 2003).
	Six Months June 2003	12 Months December 31, 2002	12 Months December 31, 2001
Gross Revenue Production Costs Royalties Depletion	161,102 (58,681) (33,109) (27,300)	1,845,925 (772,805) (184,207) (106,491)	3,744,036 (652,240) (369,536) (266,329)
Net Revenue	42,012	782,422	2,455,931

The Kahili Field (PEP 38736) is the subject of the Sproule Report. The Sproule Report summarizes the following reserves on this property:

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Summary of the Evaluation of the Gas and Condensate Reserves
of Indo-Pacific Energy Limited in the Kahili Field of New Zealand
As of October 1, 2003, U.S. Dollars Forecast Prices and Costs

	Remaining Reserves (1)			Net Present Values (1), (2)
	Gross	Company Gross	Company Net	At 0% M$	At 10% M$	At 15% M$	At 20% M$
Pipeline Gas (MMcf)
Proven Undeveloped(5)	2,465	1,109	1,054	2,284	1,962	1,833	1,720
Probable(6)	1,916	862	793	1,771	1,267	1.096	959
Total	4,382	1,972	1,849	4,055	3,229	2,928	2,679
Condensate (MBbls)
Proven Undeveloped(5)	50.9	22.9	21.8	- (3)	- (3)	- (3)	- (3)
Probable(6)	39.0	17.5	16.4	- (3)	- (3)	- (3)	- (3)
Total	89.9	40.4	38.2	- (3)	- (3)	- (3)	- (3)

Summary of the Evaluation of the Gas and Condensate Reserves
of Indo-Pacific Energy Limited in the Kahili Field of New Zealand
As of October 1, 2003, U.S. Dollars Constant Prices and Costs

	Remaining Reserves (1)			Net Present Values (1), (2)
	Gross	Company Gross	Company Net	At 0% M$	At 10% M$	At 15% M$	At 20% M$
Pipeline Gas (MMcf)
Proven Undeveloped(5)	2,465	1,109	1,054	2,334	2,006	1,874	1,759
Probable(6)	1,916	862	790	1,773	1,278	1,108	973
Total	4,382	1,972	1,844	4,107	3,283	2,983	2,732
Condensate (MBbls)
Proven Undeveloped(5)	50.9	22.9	21.8	- (3)	- (3)	- (3)	- (3)
Probable(6)	38.0	17.5	16.4	- (3)	- (3)	- (3)	- (3)
Total	89.9	40.4	38.2	- (3)	- (3)	- (3)	- (3)

Notes:
(1)	Values may not add exactly due to rounding.
(2)	Before income tax.
(3)	Values included with gas reserves.
(4)	The net present values set out in the foregoing tables do not necessarily reflect the fair market value of the estimated reserves.
(5)
Proven Undeveloped Reserves are Proved Reserves that are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that actual remaining quantities recovered will exceed the estimated Proved Reserves.

(6)
Probable Reserves are those additional reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proven plus Probable Reserves.

(7)	The Sproule Report and this Listing Application use the definitions specified in National Instrument 51-101 -“Standards of Disclosure for Oil and Gas Activities” (“NI51-101”).
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Levels of Certainty

The levels of uncertainty and risk are incorporated in the reserve definitions set out in NI51-101.

The qualitative certainty levels contained in the definitions in NI51-101 are applicable to individual reserve entities, which refers to the lowest level at which reserves estimates are made, and to reported reserves, which refers to the highest level sum of individual entity estimates for which reserve estimates are made.

Reported total reserves estimated by deterministic or probabilistic methods, whether comprised of a single reserves entity or an aggregate estimate for multiple entities, should target the following levels of certainty under a specific set of economic conditions:

(a)	There is a 90% probability that at least the estimated Proved Reserves will be recovered.
(b)	There is a 50% probability that at least the sum of the estimated Proved Reserves plus Probable Reserves will be recovered.
(c)	There is a 10% probability that at least the sum of the estimated Proved Reserves plus Probable Reserves plus possible reserves will be recovered.

A quantitative measure of the probability associated with a reserves estimate is generated only when a probabilistic estimate is conducted. The majority of reserves estimates will be performed using deterministic methods that do not provide a quantitative measure of probability. Whether deterministic or probabilistic methods are used, evaluators are expressing their professional judgment as to what are reasonable estimates.

Pricing Assumptions

The Base Gas Price used by Sproule in the Sproule Report equates to US$2.05 per MMBTU. This price is based upon the proposed sale price and the terms of a proposed Gas Sale Agreement with NGC. The gas price is escalated annually based on the change in the Producers Price Index SN8 (PPI-SN8), as published by the Department of Statistics. This escalation was forecast at 1.5 percent per year. A heating value of 1,226 BTU per scf was used in the revenue calculations.

The price used for condensate sales was based on Sproule’s forecast for Tapis oil. The Tapis oil price schedule was derived by deducting US$0.75 per barrel from Sproule’s WTI oil price forecasts.

Sproule's short-term outlook for oil prices adopts the NYMEX futures market for the forecast period ending June 30, 2005. The forecast used in this evaluation was derived as of October 1, 2003 and reflects the arithmetic average of the futures market at the close of trading each day, for the month prior to the Termination of Trading date for an October contract. The oil price forecasts are based on the NYMEX Division light, sweet (Jow-sulphur) crude oil futures contract, which specifies the West Texas Intermediate crude as a deliverable.

The NYMEX oil futures prices are the foundation of Sproule's energy pricing models in the early years. In the long term, the price of oil will be governed by supply and demand, and the degree that OPEC is able to limit supply will be a major determinant in establishing oil prices for the next ten years. The long-term oil price forecast was based on a supply forecast that falls in between a fully competitive market and a market controlled by an effective OPEC production quota system. Price stability that promotes a steady growth in demand is therefore in the best interest of the OPEC nations. Sproule's long-term forecast has

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been capped at US$22.00 per barrel (2003 dollars) in recognition of the economic hurdle rate of alternative supplies. In the foreseeable future, OPEC must limit the real increase in oil prices in order to limit the development of alternative supplies.

The oil price forecasts set out below are based on a forecast of prices for West Texas Intermediate crude at Cushing, Oklahoma. The price of this marker crude is expected to directly reflect world oil prices over the forecast period. The development of the Tapis price is based on historical differentials between these crudes.

Oil Price Forecasts
($US/BBL)

Year	USA WTI	Tapis
2003 3 mo.	29.02	28.27
2004	26.98	26.23
2005	23.95	23.20
2006	23.00	22.25
2007	23.35	22.60
2008	23.70	22.95
2009	24.06	23.31
2010	24.42	23.67
2011	24.78	24.03
2012	25.15	24.40
2013	25.53	24.78
2014	25.91	25.16
Thereafter	1.5%/yr	1 .5%/yr

The net condensate price used in the economic forecasts also includes a deduction of US$3.55 per barrel for trucking and sales costs incurred between the pre-treatment facility and the Omata tank farm.

In the constant price case, US$2.05 per MMBTU was used for gas sales and US$24.83 per barrel was used as the net price for condensate, without escalation. The condensate price was based on an October 1, 2003 WTI price of US$29.13 per barrel.

8.	Particulars of Non-Resource Assets The Issuer has no material non-resource assets except working capital.
9.	Listing and Trading of Issuer’s Shares
(a)
From 1996 to 2000 the Issuer’s Shares were quoted on the OTC Bulletin Board (the “OTCBB”) under the trading symbol “INDOF”. On August 21, 2000 the National Association of Securities Dealers (the “NASD”) removed the Issuer’s Shares from trading on the OTCBB because the Issuer did not meet NASD eligibility rule 6530(b)(1). On April 19, 2001, the Issuer regained eligibility under NASD rule 6530(b)(1), applied for re-listing on the OTCBB and was re-listed on May 23, 2001.

(b)
The Issuer has applied to list its NZ Offer Shares and NZ Offer Warrants on the New Zealand Exchange. Only the Issuer’s Shares will be listed on the TSXV initially, and the NZ Offer Shares and any shares issued upon exercise of the NZ Offer Warrants will not be eligible for trading on

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the TSXV until 4 months from completion. The NZ Offer Warrants will be tradeable on the NZSX only.
(c)	The Issuer’s Shares were traded on the Vancouver Stock Exchange (VSE) from 1980 to 1996 when they were voluntarily delisted.
(d)
No application for listing the Issuer’s shares on any stock exchange or market has ever been refused, deferred, or withdrawn. The Issuer did voluntarily de-list from the VSE in 1996 in connection with a suspension in trading in the Issuer’s shares (together with two of its affiliated companies) which suspension was, as to the two affiliates, subsequently resolved with the VSE.

(e)	See 9(a) above.
10.	Particulars of any Other Material Facts
(a)
There are no actual or pending material legal proceedings to which the Issuer is or is likely to be a party or of which any of its property is or is likely to be the subject and there are no other circumstances which might affect the Issuer’s position or title adversely.

(b)	The Issuer has no bonds, debentures, notes, mortgages, charges, liens, hypothecations, loans or other debt obligations outstanding, except as set out in Item 7(a).
(c)
The dates and parties to and the general nature of every material contract entered into by the Issuer which is still in effect and is not disclosed in the foregoing, including any management or employment agreements or any agency or underwriting agreement or any corporate finance, investor relations, promotion or market making agreement are set out below.

Contract	Date	Parties	Description
1. Share Purchase Warrant Certificate	Feb 14, 2002	Issuer Trans-Orient Petroleum Ltd	Representing “A” Warrants to purchase 836,845 Shares. See Item 7(b).
2. Share Purchase Warrant	Sep 6, 2002	Issuer Various placees	Representing warrants to purchase 1,250,000 Shares issued pursuant to a private placement completed in September, 2002. See Item 4(b).
3. Variation to Stock Option Agreement	Oct 15, 2002	Issuer David Bennett, Bernhard Zinkhofer, Ronald Bertuzzi, Jennifer Lean, Garth Johnson, Bruce Morris, Carey Mills, Scott Langdale, Rio Fiocco, Jeff Lean, Keren Witt, Jeanette Watson	Varies the terms of existing stock options and grants of further options. Provides for vesting of options over an 18-month period. These agreements replace the original stock option agreement. See Items 3(c) and 6(b).
4. Stock Option Agreement	Oct 15, 2002	Issuer Chris Mackerell, Dave Francis, Roger Brand, Terry Russell	Provides for the grant of stock options to purchase shares, vesting over 18 months. See Items 3(c) and 6(b).

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Contract	Date	Parties	Description
5. Stock Option Agreement	Oct 15, 2002	Issuer David John Bennett	Provides for the grant of stock options to vest based on Issuer’s performance. The options vest upon the Issuer earning net revenue from production of US$4 million in a fiscal year. See Item 3(c).
6. Subscription Agreement	Jun 13, 2003	IPENZ Various subscribers	Provides for the subscription of 1,500,000 Special Class shares of IPENZ at NZ$1.00 (approx. $0.58) each having the right to elect to convert to shares in the Issuer at a defined price, or to receive distribution and redemption payments to equal NZ$2.00, if IPENZ does not list on the New Zealand Stock Exchange within a certain period. See Item 10(d).
7. Lead Manager Engagement Letter	Aug 2003	Issuer McDouall Stuart Securities Limited	Provides the terms of engagement of the lead manager of the NZ Offer. See Item 4(b).
8. Listing Agreement	Dec 2003	Issuer New Zealand Exchange Limited	Provides the terms for the listing of the Issuer’s securities on the New Zealand Stock Exchange.
9. Investor Relations Services Agreement	Aug 18, 2003	Issuer Sorensen Group Limited	Provides for the provision of general investor relations, corporate investment and financial public relations and public affairs services to Issuer and group companies for NZ$3,500 per month. The agreement is for a 12-month term.
10. Investor Relations Project Engagement	Aug 18, 2003	Issuer Sorensen Group Limited	Provides for the provision of investor relations services relating to the listing of the Issuer’s securities on the New Zealand Stock Exchange and completion of the NZ Offer. The agreement is for a term of three months and provides for a maximum fee of NZ$25,000 with expected expenses of between NZ$15,000 and NZ$20,000.
11. Sponsorship Agreement	Aug 27, 2003	Issuer Canaccord Capital Corporation	Provides the terms of sponsorship of the Issuer on the TSXV by Canaccord Capital Corporation (“Canaccord”). In consideration for this sponsorship, Canaccord will receive a $25,000 sponsorship fee, plus GST. In addition, the Issuer has granted Canaccord a right of first refusal for any dealer led North American focussed financings for a period of 12 months from the date of listing on the TSXV.
12. Management Services Agreement	Nov 21, 2001	Issuer IPENZ	Provides for provision of management services by IPENZ for the business and operations of all of the Issuer’s group of companies.
13. Contract of Employment	Nov 21, 2001	IPENZ David John Bennett	Provides for the employment of D J Bennett as CEO of IPENZ and provision of CEO services to the Issuer. See Item 3(c).
14. Contract for Services	Apr 12, 2003	IPENZ Jennifer Margaret Lean	Provides for the provision of services as Corporate Affairs Manager to IPENZ and as required by that company to Issuer. See Item 3(c).

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Contract	Date	Parties	Description
15. Contract for Services	Nov 16, 2000	IPENZ Jeanette Watson	Provides for the provision of company secretarial services to IPENZ and as required by that company to Issuer. See Item 3(c).
16. Contract of Employment	Sep 15, 2003	IPENZ Nigel Robinson	Provides for the employment of Nigel Robinson as corporate accountant of IPENZ. See Item 3(c).
17. Gas Prepayment and Option Agreement	Apr 2, 2003	Issuer IPENZ NGC New Zealand Limited (“NGC”)	Provides for payment by NGC of approx. $1,050,400 to IPENZ as advance on gas sales to NGC, at market rates, with exclusive negotiating period, with the right to convert any unexpended amount to shares in IPENZ in 2013. See Item 10(d).
18. Deed of Guarantee and Indemnity and Security Interest in Joint Venture Interest	Apr 3, 2003	Millennium Oil & Gas Limited IPENZ NGC	Provides security and guarantee of IPENZ’s obligations under Gas Prepayment and Option Agreement. See Item 7(a).
19. New Zealand Petroleum Exploration Permits	Various	Various - See Item 7(a)	Statutory rights to explore exclusive area for defined period, and take hydrocarbons found; subject to commitment to undertake defined work obligations. See Item 7(a) for a list of permits and work obligations.
20. Australian Exploration Permits for Petroleum	Various	Various - See Item 7(a)	Statutory rights to explore exclusive area for defined period, and take hydrocarbons found; subject to commitment to undertake defined work obligations. See Item 7(a)for a list of permits and work obligations.
21. Papua New Guinea Petroleum Licenses	Various	Various - See Item 7(a)	Statutory rights to explore exclusive area for defined period, and take hydrocarbons found; subject to commitment to undertake defined work obligations. See Item 7(b)for a list of licenses and work obligations.
22. Exchange Agreement	Nov 12, 2003	IPENZ IPE IPENZ Special Class Share shareholders	Provides for the exchange of shares and options of the Issuer for the Special Class shares. See Item 10(d).
23. Joint Venture Operating Agreements	Various (see Item 7(b))	See Item 7(b)	Provides the contractual relationship between parties in the exploration and development of petroleum. The obligations of participants are several and in proportion to the participant’s interest. Participants receive the petroleum in kind. The Joint Venture does not own the petroleum. Parties may elect to participate in work programs or participate to a lesser degree. Parties may withdraw from the JVOA and other parties may increase their interest upon such withdrawal. The Joint Venture Agreements generally permit parties to conduct sole risk operations, including drilling exploration wells, and receive the full value of any production after payout of royalties and operating costs up to a specified multiple (e.g. six times) the cost of the sole risk operations.

FORM 2B	LISTING APPLICATION	Page 36
559719.20

Contract	Date	Parties	Description
24. Rental agreements	Sep 1, 1998	DJ & JM Bennett Family Trust IPENZ	Provides for the lease of 284 Karori Road, building 1 and building 2, from a family trust, the beneficiaries of which are David Bennett, Jenni Lean, Sian Bennett and Eva Bennett. The lease is a continuing tenancy, terminable on six months notice, for NZ$2,970 per month.

(d)

There are no material facts that have not previously been disclosed in this application, except as follows:

On September 26, 2003, Ngatoro Energy Limited gained regulatory approval to sell its interest and entitlement to petroleum in PMP 38148 to Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited for US$5 million. The effective date of this sale is July 1, 2003. Greymouth paid this US$5 million to the Issuer on October 3, 2003 and the Issuer separately paid Greymouth US$2 million on the same date, in full and final settlement of outstanding claims. On August 7, 2003 the Issuer entered into a conditional agreement with Greymouth Petroleum Holdings Limited (GPHL) which released both parties from any claims and liabilities between each party. This agreement went unconditional on September 26, 2003. On October 3, 2003, the Issuer paid GPHL a consideration of US$2 million under this agreement.

A gas prepayment agreement was entered into with NGC, a New Zealand company, whereby NGC provided approximately US$1,050,400 towards the Issuer’s ongoing exploration programs. This money was received on April 3, 2003. The consideration is a prepurchase of the first US$1,050,400 of gas supplied by the Issuer to NGC, under contracts to be negotiated at then prevailing market rates. The Issuer agreed to negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Issuer is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Issuer or may be converted into shares of IPENZ. The Issuer’s obligations under the Gas Prepayment Agreement are secured by a charge on Millennium Oil & Gas Limited’s 25% interest in the Issuer’s principal property, PEP 38736.

(e)
The Issuer has issued a prospectus in connection with the NZ Offer of Shares and warrants to residents of New Zealand and exempt Canadian and US investors. The prospectus has been filed with the New Zealand Stock Exchange and the New Zealand Companies Office.

(f)	No application for registration or approval by a securities commission or corresponding government body has ever been refused, cancelled, suspended or revoked.
(g)

Additional information regarding the Issuer may be obtained from the Issuer’s corporate secretary, as follows:

Jeanette Watson
Indo-Pacific House
284 Karori Road
Karori, Wellington
NEW ZEALAND
Telephone: (644) 476-2717
Fax: (644) 476-0120
www.indopacific.com

FORM 2B	LISTING APPLICATION	Page 37
559719.20

INDO-PACIFIC ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

SIX MONTHS ENDED JUNE 30, 2003

FORM 2B	LISTING APPLICATION	Page 38
559719.20

AUDITORS' REPORT

To the Directors of Indo-Pacific Energy Ltd.

We have audited the consolidated balance sheets of Indo-Pacific Energy Ltd. as at June 30, 2003 and December 31, 2002 and 2001 and the consolidated statements of operations and deficit, changes in stockholders’ equity and cash flows for each period in the six month period ended June 30, 2003, and years ended December 31, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and New Zealand generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2003 and December 31, 2002 and 2001 and the results of its operations and its cash flows for each period in the six month period ended June 30, 2003, and years ended December 31, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

The comparative figures for the six month period ended June 30, 2002 were prepared without audit.

Comments by Auditors for New Zealand Readers on Canadian and New Zealand Reporting Differences

In New Zealand, auditing standards would require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by fundamental uncertainties that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated November 7, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when these are adequately disclosed in the financial statements.

BDO SPICERS
CHARTERED ACCOUNTANTS

Wellington,
New Zealand
November 7, 2003

FORM 2B	LISTING APPLICATION	Page 39
559719.20

INDO-PACIFIC ENERGY LTD. Consolidated Balance Sheets (Expressed in United States Dollars)

As at	30 June 2003	31 December 2002	31 December 2001

Assets

Current
Cash and cash equivalents	2,194,715	1,292,827	3,282,007
Accounts receivable	292,177	709,895	315,308
Inventory	-	5,423	-
Prepaid expenses and deposits	95,020	150,112	101,524
	2,581,912	2,158,257	3,698,839

Due from related parties (Note 5)	17,014	52,065	28,395
Property and equipment (Note 3)	17,515	28,455	70,203
Oil and gas properties (Note 4)	8,285,054	7,523,168	8,093,741

Total Assets	10,901,495	9,761,945	11,891,178

Liabilities

Current
Accounts payable and accrued liabilities	292,651	383,577	960,120
Special Class Shares of Subsidiary (Note 9)	873,618	-	-
	1,166,269	383,577	960,120

Prepaid Gas Revenue (Note 11)	1,164,824	-	-

Total Liabilities	2,331,093	383,577	960,120

Commitments and Contingencies (Notes 1
and 6)

Stockholders’ Equity

Common stock without par value (Note 7);
unlimited number of shares authorized;
Issued and outstanding at June 30, 2003:
7,739,324 shares; and at December 31, 2002	20,478,365	20,478,365	19,478,365
and 2001: 7,739,324 and 6,489,324
Contributed surplus	407,251	274,080	-
Accumulated deficit	(12,315,214)	(11,374,077)	(8,547,307)

Total Stockholders’ Equity	8,570,402	9,378,368	10,931,058

	10,901,495	9,761,945	11,891,178

Approved by the Directors:

David Newman, Director	Peter Tapper, Director

See accompanying notes to the consolidated financial statements

FORM 2B	LISTING APPLICATION	Page 40
559719.20

INDO-PACIFIC ENERGY LTD. Consolidated Statements of Operations and Deficit (Expressed in United States Dollars)

For the period ending,	30 June 2003	30 June 2002	31 Dec 2002	31 Dec 2001
	Six Months	Six Months	12 Months	12 Months
		(Unaudited)

Production Income:
Oil and gas sales	161,102	1,270,053	1,845,925	3,744,036
Production operating costs	(58,681)	(338,855)	(772,805)	(652,240)
Royalties	(33,109)	(60,483)	(184,207)	(369,536)
Depletion	(27,300)	(127,326)	(106,491)	(266,329)

Net production income	42,012	743,389	782,422	2,455,931

Other Income
Interest income	15,658	18,728	29,518	94,954

Expenses
General and administrative (Schedule)	(850,105)	(202,941)	(580,896)	(735,624)
	(133,171)	-	(274,080)	-
Write-off of oil and gas properties	(15,531)	-	(2,783,734)	(706,462)

	(941,137)	559,176	(2,826,770)	1,108,799
Net profit/(loss) for the period before tax

Income tax expense (Note 10)	-	-	-	-

	(941,137)	559,176	(2,826,770)	1,108,799

Deficit – Beginning of period	(11,374,077)	(8,547,307)	(8,547,307)	(9,656,106)

	(12,315,214)	(7,988,131)	(11,374,077)	(8,547,307)

Basic earnings/(loss) per share (Note 8)	(0.12)	0.09	(0.41)	0.17

Diluted earnings/(loss) per share (Note 8)	(0.12)	0.09	(0.41)	0.17

See accompanying notes to the consolidated financial statements

FORM 2B	LISTING APPLICATION	Page 41
559719.20

INDO-PACIFIC ENERGY LTD. Consolidated Statements of Changes in Stockholders’ Equity (Expressed in United States Dollars)
For the six months ended June 30, 2003 and twelve months ended December 31, 2002 and 2001

					Total
	Common Stock		Contributed	Accumulated	Stockholders’
	Shares	Amount $	Surplus	Deficit	Equity

Balance at December 31, 2000	6,489,324	19,478,365	-	(9,656,106)	9,822,259

Net profit during the period	-	-	-	1,108,799	1,108,799

Balance at December 31, 2001	6,489,324	19,478,365	-	(8,547,307)	10,931,058

Issued during fiscal period 2002 (note 7(a))	1,250,000	1,000,000	-	-	1,000,000
Stock Option Compensation (note 7(b))	-	-	274,080	-	274,080
Net loss during the period	-	-	-	(2,826,770)	(2,826,770)

Balance at December 31, 2002	7,739,324	20,478,365	274,080	(11,374,077)	9,378,368

Stock Option Compensation (note 7(b))	-	-	133,171	-	133,171
Net loss during the period	-	-	-	(941,137)	(941,137)

Balance at June 30, 2003	7,739,324	20,478,365	407,251	(12,315,214)	8,570,402

See accompanying notes to the consolidated financial statements

FORM 2B	LISTING APPLICATION	Page 42
559719.20

INDO-PACIFIC ENERGY LTD. Consolidated Statements of Cash Flows (Expressed in United States Dollars)

For the period ending,	30 June 2003	30 June 2002	31 Dec 2002	31 Dec 2001
	Six Months	Six Months	12 Months	12 Months
		(Unaudited)

Operating Activities
Net profit/(loss) for the period	(941,137)	559,176	(2,826,770)	1,108,799
Adjustments to reconcile net income/(loss) to
Cash applied to operating activities:
Depletion	27,300	127,326	106,491	266,329
Write-off of oil and gas properties	15,531	-	2,783,734	706,462
Amortization	11,054	7,535	53,007	67,342
Stock option compensation	133,171	-	274,080	-
Loss (gain) on disposal of investments/licences	-	-	(53,457)	-

Funds from operation	(754,081)	694,037	337,085	2,148,932

Changes in non-cash working capital:
Accounts receivable	417,718	(452,779)	(394,587)	(95,471)
Prepaid expenses and deposits	55,092	91,426	(48,588)	(62,796)
Inventory	5,423	-	(5,423)	-
Accounts payable and accrued liabilities	(51,817)	(483,667)	(564,470)	235,402
Prepaid gas revenue	1,164,824	-	-	-
GST payable	(39,108)	(55,371)	(12,073)	48,507

Net cash provided by (used in) operating	798,051	(206,354)	(688,056)	2,274,574
Financing Activities
Share issue	-	-	1,000,000	-
Issue of special class shares	873,618	-	-	-

Net cash provided by financing activities	873,618	-	1,000,000	-
Investing Activities
Due from related parties	35,051	700	(23,670)	51,443
Purchase of property and equipment	(114)	(15,665)	(11,259)	(12,710)
Proceeds from Sale of Licence’s	-	-	198,299	-
Oil and gas properties	(804,718)	(1,162,130)	(2,464,494)	(1,919,071)
Net cash used in investing activities	(769,781)	(1,177,095)	(2,301,124)	(1,880,338)

Net increase (decrease) in cash	901,888	(1,383,449)	(1,989,180)	394,236
Cash and cash equivalents -
Beginning of period	1,292,827	3,282,007	3,282,007	2,887,771
Cash and cash equivalents – Period end	2,194,715	1,898,558	1,292,827	3,282,007

See accompanying notes to the consolidated financial statements

FORM 2B	LISTING APPLICATION	Page 43
559719.20

INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
– Supplemental Disclosure of Non-cash Financing and Investing Activities (Expressed in United States Dollars)
(Expressed in United States Dollars)

For the period ending,	30 June 2003	30 June 2002	31 Dec 2002	31 Dec 2001
	Six Months	Six Months	12 Months	12 Months
		(Unaudited)

Stock option compensation	133,171	-	274,080	-

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

For the period ending,	30 June 2003	30 June 2002	31 Dec 2002	31 Dec 2001
	Six Months	Six Months	12 Months	12 Months
		(Unaudited)

Audit	28,088	16,625	72,313	38,340
Accounting	31,510	18,253	49,963	62,602
Consulting fees	39,520	52,937	114,542	95,887
Corporate relations and development	247,622	24,520	112,056	91,672
Amortization	11,054	7,535	53,007	67,342
Directors fees	6,476	800	12,001	-
Filing and transfer agency fees	187	3,644	9,431	3,786
Foreign exchange loss (gain)	(71,989)	(119,683)	(151,049)	8,128
Sale of licences (net)	(82,089)	-	(53,457)	-
Legal	262,373	21,821	55,397	214,604
Office and miscellaneous	252,614	44,693	262,862	117,581
Printing	1,407	37,881	38,835	24,226
Rent (Note 5)	14,631	13,967	24,245	35,307
Telephone	11,195	10,817	20,050	25,764
Travel and accommodation	10,542	4,584	41,871	46,516
Wages and benefits	253,910	140,999	322,283	275,692

	1,017,051	279,393	984,350	1,107,447

Less: Recovery of general and	(166,946)	(76,452)	(403,454)	(371,823)
administrative expenses

General and administrative expenses	850,105	202,941	580,896	735,624

See accompanying notes to the consolidated financial statements

FORM 2B	LISTING APPLICATION	Page 44
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

NOTE 1 - NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon).

The accompanying financial statements have been prepared on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $12,315,214 which includes a net loss for the six month period to June 2003 of $941,137.

The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The continued operations of the Company and recoverability of amounts relating to oil and gas properties is dependant upon the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. With the exception of PMP 38148 and PEP 38736, the Company has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

In PEP 38736, the Kahili-1B sidetrack, drilled in November 2002, the joint venture encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development. A review of the development options was completed subsequent to balance date and a development contract is being finalised. It is anticipated that the development will come on stream in late March/early April 2004.

A subsidiary of the Company, Ngatoro Energy Limited (NEL) was named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki. Due to the legal proceedings, the Goldie-1 sole risk discovery within PMP 38148 was “shut- in” as at 30th August 2002. As at June 30, 2003, there was no oil revenue being received from Goldie-1.

On September 26, 2003, Ngatoro Energy Limited gained regulatory approval to sell its interest and entitlement to petroleum in PMP 38148 to Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited for $5million. The effective date of this sale is July 1, 2003. Greymouth paid this $5million to the Company on October 3, 2003 and the Company separately paid Greymouth $2million on the same date, in full and final settlement of outstanding claims.

On April 2, 2003, a gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided NZ$2,000,000 (US$1,164,824) towards the Company’s ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a pre-purchase of the first NZ$2,000,000 of gas supplied by the Company to NGC, under contracts to be negotiated at then prevailing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited.

FORM 2B	LISTING APPLICATION	Page 45
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited (IPENZ), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. US$873,618). Such shares confer no voting rights, but do confer the right to convert such shares to common shares of IPENZ in the event of a listing of and issue of other common shares in IPENZ on the New Zealand Stock Exchange, at a 40% discount to the offering price of other shares then sold to the public in conjunction with the listing. If the listing does not proceed, the subscription agreement provides the right to either (i) receive twice the shares’ paid up value in redemption dividends paid out of 20% of IPENZ’s production income or (ii) exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company (See Note 9).

During the 2002 year the Company issued 1,250,000 shares at $0.80 to assist in funding ongoing exploration and development. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on debt and equity financing and farmouts to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company, however there can be no assurance that the company will be successful.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business. The above-noted conditions raise substantial doubt about the validity of the going concern assumption. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Accounting Principles and Use of Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically estimates were utilized in calculating depletion, amortization and write-downs. Actual results could differ from these estimates and the differences could be material.

Material differences between Canadian and New Zealand generally accepted accounting principles which affect the company are referred to in Note 14.

b)

Basis of Consolidation

These consolidated financial statements include the accounts of Indo-Pacific Energy Limited and its wholly-owned subsidiaries: Indo-Pacific Energy Australia Pty Limited, Odyssey International Pty Limited, Indo-Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Indo-Pacific Energy (NZ) Limited, Ngatoro Energy Limited, Rata Energy Limited (formerly PEP 38716 Limited), Millennium Oil & Gas Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited. The financial statements of subsidiaries are included in the consolidated financial statements using the purchase method. All significant inter-company balances and transactions have been eliminated upon consolidation.

FORM 2B	LISTING APPLICATION	Page 46
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

c)

Joint Operations

The Company's exploration and development activities are conducted through its wholly-owned subsidiaries, jointly with other companies and accordingly, these financial statements reflect only the Company's proportionate interest in these activities, and refer to the Company as owning such interests. Substantially all the activities of the Company are carried out through joint ventures.

d)

Translation of Foreign Currencies

The Company's foreign operations through its subsidiaries are of an integrated nature and accordingly, the temporal method of foreign currency translation is used for conversion into United States dollars. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. The majority of revenues are received in US dollars, but revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)

Financial Instruments

Cash and cash equivalents, accounts receivable, due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f)	Cash and Cash Equivalents Cash and cash equivalents include government treasury bills and bankers' acceptances with original maturities of three months or less, together with accrued interest.

g)

Property and Equipment

Property and equipment consist of furniture and office equipment, which are recorded at cost and amortized over their estimated useful lives on a declining-balance basis at annual rates of 10% to 33 1/3%.

h)

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas

FORM 2B	LISTING APPLICATION	Page 47
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001 attributable to the cost center. Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written off to expense.

A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. The calculation of future net revenues is based upon prices, costs and regulations in effect at balance date.

Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience. In general, the Company may write-off an unproved property under one or more of the following conditions:

	(i)	there are no firm plans for further drilling on the unproved property;
	(ii)	negative results were obtained from studies of the unproved property;
	(iii)	negative results were obtained from studies conducted in the vicinity of the unproved property; or
	(iv)	the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

i)

Income Taxes

The Company accounts for income taxes under the liability method. This requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns using enacted tax rates in effect in the years in which the differences are expected to reverse.

j)	Inventory Inventories of crude oil are valued at the lower of cost and net realizable value.

k)

Net Loss per Common Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of 1,505,000 (December 31, 2002: 1,805,000 and December 31, 2001: 1,168,000) shares under options and, 2,286,845 (December 31, 2002: 2,286,845 and December 31, 2001: 1,226,845) common share warrants would be antidilutive and therefore basic and diluted losses per share are the same.

l)

Stock Based Compensation

The Company has recognized stock based compensation expense based on the following:

Consultants
All stock option based awards made to consultants are measured and recognized in these consolidated financial statements using a fair value based method Fair value is based using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period.

Employees
All stock option based awards made to employees are measured and recognized in these consolidated financial statements using a fair value based method Fair value is based using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period.

FORM 2B	LISTING APPLICATION	Page 48
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

The company regularly remeasures compensation expense for the options where there has been a substantive change or modification to such options. For further details refer to Note 7 and 14.

m)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation. The

Company has elected to have the interim financial statements for the six months to June 30 audited for the first time in 2003. Therefore the comparative figures presented for six months June 30, 2002 are unaudited. These figures have been extracted from the Form 51-901F submitted to the British Columbia Securities Commission. Certain figures have been reclassified from the Form 51-901F to conform to the current year’s presentation.

n)	Changes in Accounting Policy There have been no changes in accounting policies applied during the six months to June 2003.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

	2003	2002	2001

Furniture and office equipment	28,569	81,462	318,027

Accumulated amortization	(11,054)	(53,007)	(247,824)

	17,515	28,455	70,203

NOTE 4 - OIL AND GAS PROPERTIES

Oil and gas properties as at June 30, 2003 are comprised as follows:

	Net Book	Expenditure		Depletion/	Net Book
	Value at	Additions	(Recoveries)	Write Downs	Value at
	December 31,	During the	During the	During the	June 30,
	2002	Six months	Six months	Six months	2003
Proved:
New Zealand
PMP 38148 – Ngatoro Oil	299,609	-	(15,306)	(27,300)	257,003
PMP 38148 – Goldie Oil Field[5]	502,561	-	(18,633)	-	483,928

Total Proved	802,170	-	(33,939)	(27,300)	740,931
Unproved:
New Zealand
PEP 38256 – Exploration	113,894	8,329	-	-	122,223
PEP 38330 – Exploration	178,797	16,971	-		195,768
PEP 38335 – Exploration[1]	-	1,380	-	(1,380)	-
PEP 38716 – Exploration	83,038	10,931	(55,814)		38,155

FORM 2B	LISTING APPLICATION	Page 49
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

PEP 38723 – Exploration [1]	-	14,151	-	(14,151)	-
PEP 38736 – Exploration	2,399,695	410,767	-	-	2,810,462
PEP 38738 – Exploration	601	56,320	-		56,921
PEP 38480 – Exploration	-	59,333	-	-	59,333
PEP 38741 – Exploration [2]	930,343	52,351	-	-	982,694
PEP 38746 – Exploration	-	12,522	-	-	12,522
PEP 38748 – Exploration	-	86,677	-	-	86,677
PEP 38753 – Exploration	-	62,868	-	-	62,868
PPP 38761 – Exploration	-	23,507	-	-	23,507
New licences/ventures	56,286	5,936	(583)	-	61,639
Australia
AC/P 19 – Exploration	703,347	32,615	-	-	735,962
AC/P 31 – Exploration	22,865	5,824	-	-	28,689
AC/P 26 – Exploration	196,523	5,399	-	-	201,922
Papua New Guinea

PPL 192 – Exploration [3]	884,042	13,978	-	-	898,020
PPL 215 – Exploration[3]	420,408	9,027	-	-	429,435
APPL 235 – Exploration[3]	-	1,310	-	-	1,310
PPL 228 – Exploration[4]	-	-	-		-
PRL 4 – Stanley Retention	77,973	2,480	-	-	80,453
PRL 5 – Elevala Retention	653,186	2,377	-	-	655,563

Total Unproved	6,720,998	895,053	(56,397)	(15,531)	7,544,123

Total Proved & Unproved	7,523,168	895,053	(90,336)	(42,831)	8,285,054

1.	PEP 38335 and PEP 38723 were relinquished in 2003.
2.	PEP 38720 was relinquished in favour of PEP 38741 in 2002, and accordingly the expenditure held for PEP 38720 has been allocated to PEP 38741. (due to PEP 38741 mainly replacing the same physical area as PEP 38720)
3.	PPL 192 and PPL 215 were in the process of being replaced as PPL 235 at balance date.
4.	PPL 228 will be surrendered upon acceptance of a top file application for a further permit over a similar area.
5.	PMP 38148 was sold subsequent to balance date. See note 4(a).

Oil and gas properties as at December 31, 2002 are comprised as follows:

	Net Book	Expenditure		Depletion/	Net Book
	Value at	Additions	(Recoveries)	Write Downs	Value at
	December 31,	During the	During the	During the	December 31,
	2001	Year	Year	Year	2002
Proved:
New Zealand
PMP 38148 – Ngatoro Oil Field	277,684	70,096	-	(48,171)	299,609

FORM 2B	LISTING APPLICATION	Page 50
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

PMP 38148 – Goldie Oil Field	485,163	75,718	-	(58,320)	502,561

Total Proved	$762,847	$145,814	-	$(106,491)	$802,170
Unproved:
New Zealand
PEP 38256 – Exploration	113,894	-	-	-	113,894
PEP 38328 – Exploration[1]	496,584	20,050	-	(516,634)	-
PEP 38330 – Exploration	280,338	119,645	-	(221,186)	178,797
PEP 38332 – Exploration[1]	450,267	26,185	-	(476,452)	-
PEP 38335 – Exploration[1]	86,465	1,874	-	(88,339)	-
PEP 38716 – Exploration	453,795	475,561	-	(846,318)	83,038
PEP 38720 – Exploration [2]	1,181,690	(934,568)	(93,317)	(153,805)	-
PEP 38723 – Exploration [3]	134,272	35,554	-	(169,826)	-
PEP 38736 – Exploration	1,199,598	1,200,097	-		2,399,695
PEP 38738 – Exploration	-	601	-	-	601
PEP 38480 – Exploration	-	-	-	-	-
PEP 38741 – Exploration [2]	-	930,343	-	-	930,343
PEP 38746 – Exploration	-	-	-	-	-
PEP 38748 – Exploration	-	-	-	-	-
PEP 38753 – Exploration	-	-	-	-	-
New licences/ventures	7,844	87,642	-	(39,200)	56,286
Australia
AC/P 19 – Exploration	446,669	256,678	-	-	703,347
AC/P 31 – Exploration	11,014	11,851	-	-	22,865
AC/P 26 – Exploration	233,469	20,950	(57,896)	-	196,523
ZOCA 96-16 – Exploration [3]	235,727	15,653	-	(251,380)	-
Papua New Guinea

PPL 192 – Exploration [4]	870,232	13,810	-	-	884,042
PPL 215 – Exploration	403,377	17,031	-	-	420,408
APPL 235 – Exploration[4]	-	-	-	-	-
PPL 228 – Exploration	2,960	17,634	-	(20,594)	-
PRL 4 – Stanley Retention	73,660	4,313	-	-	77,973
PRL 5 – Elevala Retention	649,039	4,147	-	-	653,186

Total Unproved	7,330,894	2,325,051	(151,213)	(2,783,734)	6,720,998

Total Proved & Unproved	$8,093,741	$2,470,865	$(151,213)	$(2,890,225)	$7,523,168

1.	PEP 38328, PEP 38332, PEP 38335, and PPL 228 are currently in the process of being relinquished during early 2003. All capital in relation to these permits has been written off as at 31 December 2002.
2.
PEP 38720 was relinquished in favour of PEP 38741, and accordingly the expenditure held for PEP 38720 has been allocated to PEP 38741. (due to PEP 38741 mainly replacing the same physical area as PEP 38720)

3.	PEP 38723 and ZOCA 96-16 have been relinquished. All capital in relation to these permits has been written off as at 31 December 2002.
4.	PPL 192 and PPL 215 are in the process of being replaced as APPL 235.

FORM 2B	LISTING APPLICATION	Page 51
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

Oil and gas propertiesas at December 31, 2001 are comprised as follows:

	Net Book	Expenditure		Depletion/	Net Book
	Value at	Additions	(Recoveries)	Write Downs	Value at
	December 31,	During the	During the	During the	December 31,
	2000	Year	Year	Year	2001
Proved:
New Zealand
PMP 38148 - Ngatoro Oil Field	$332,482	$16,181	$-	$(70,979)	$277,684
PMP 38148 - Goldie Oil Field	17,270	1,438,371	(775,128)	(195,350)	485,163

Total Proved	349,752	1,454,552	(775,128)	(266,329)	762,847

Unproved:
New Zealand
PEP 38256 - Exploration	98,352	15,542	-	-	113,894
PEP 38328 - Exploration	622,020	898	(52,565)	(73,769)	496,584
PEP 38330 - Exploration	251,072	29,266	-	-	280,338
PEP 38332 - Exploration	411,634	57,822	-	(19,189)	450,267
PEP 38335 - Exploration	169,236	468,056	-	(550,827)	86,465
PEP 38339 - Exploration	-	8,410	-	(8,410)	-
PEP 38716 - Exploration	456,306	37,789	(40,300)	-	453,795
PEP 38720 - Exploration	1,163,619	18,071	-	-	1,181,690
PEP 38723 - Exploration	90,513	43,759	-	-	134,272
PEP 38736 - Exploration	151,144	1,048,454	-	-	1,199,598
New licenses	50	33,185	-	(25,391)	7,844
Australia
AC/P 19 – Exploration	395,994	50,675	-	-	446,669
AC/P 31 – Exploration	9,489	1,525	-	-	11,014
AC/P 26 – Exploration	240,951	41,360	(48,842)	-	233,469
ZOCA 96-16 – Exploration	241,436	15,356	-	(21,065)	235,727
Papua New Guinea
PPL 192 - Exploration	872,661	5,382	-	(7,811)	870,232
PPL 215 - Exploration	394,965	8,412	-	-	403,377
PPL 228 - Exploration	-	2,960	-	-	2,960
* PRL 4 – Stanley Retention	71,722	1,938	-	-	73,660
* PRL 5 – Elevala Retention	645,501	3,538	-	-	649,039

Total Unproved	6,286,665	1,892,398	(141,707)	(706,462)	7,330,894

	$6,636,417	$3,346,950	$(916,835)	$(972,791)	$8,093,741

NB: * PPL 157 was relinquished in favour of the two retention licences PRL 4 and PRL 5, and accordingly the expenditure held for PPL 157 of $717,223 has been allocated to these licences.

FORM 2B	LISTING APPLICATION	Page 52
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. The participants can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products.

a)

PMP 38148 - Ngatoro and Goldie Oil Fields

At Balance date the Company had a 5% participating interest in Petroleum Mining Permit 38148, which includes seven producing oil and/or gas wells in the Ngatoro Oil Field, and a 100% interest in the Goldie sole risk area (reducing to a 40.43% interest upon the sole risk premium being reached).

Gross oil production revenue from the Company’s 5% interest in New Zealand production permit PMP 38148 (and 100% share of Goldie production) was $138,441 for the six months ended June 30, 2003 (2002: $1,834,712 and 2001: $3,744,036), from total oil sales of approximately 4,806 barrels (2002: 84,930 and 2001: 163,900 barrels).

The Goldie-1 well was drilled by the Company in February-March 2001 as a sole risk operation and came into production in the second half of March 2001. Under the terms of the sole risk operation, the Company funded the entire cost of the well and is entitled to 100% of production from this well until the sole risk premium is reached.

On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd. (‘GPAC’) completed the acquisition of Shell’s 59.56% interest in PMP 38148. On July 25, 2002 GPAC lodged a Statement of Claim in the High Court of New Zealand regarding its entitlements with respect to the Goldie sole risk field, which lies within PMP 38148. In summary, GPAC’s principal claims were:

(i)	That it is entitled to a 92.26% share of production revenues from Goldie;

(ii)
That it disputes Goldie-1 has been developed for production and that consequently it claims the sole risk premium is effectively zero and that GPAC is, therefore, entitled to 92.26% percent of all past and future revenues;

(iii)	That Ngatoro Energy Ltd is in breach of the Joint Venture Operating Agreement, and that GPAC is, therefore, entitled to remove Ngatoro Energy Ltd as Goldie operator and assume that position;

(iv)	That the field is being produced in a sub optimal manner such that GPAC is entitled to recompense for this and for gas flared; and

(v)	That GPAC is entitled to purchase the gas produced.

The Company disputed these claims, and NEL lodged a Statement of Defence with the Court on August 26, 2002. The case was heard in the High Court, Wellington New Zealand and concluded on April 4, 2003. Judgment was delivered on May 30, 2003. The Court held in favour of NEL on 8 causes of action, ruling that NEL is entitled to the full $NZ18.6 million by way of sole risk premium before GPAC receives its 40.43% of subsequent revenue, and NEL is entitled to net revenues up to a further premium of NZ$9.7million from the share attributable to New Zealand Oil and Gas Limited. Thereafter NEL will be entitled to its 5% interest. NEL is not required to sell the gas to GPAC.

FORM 2B	LISTING APPLICATION	Page 53
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

The Court ruled in favour of GPAC on three causes of action, including that the Goldie operation should have been conducted as a sub-joint venture after the GPAC post discovery funding had been contributed, before recovery of the Sole Risk premium. The Court further found that NEL, as operator, had wilfully or recklessly disregarded the rights of GPAC in that sub-joint venture and therefore, under the joint venture contract, is susceptible to removal as operator. Three matters were left undecided, for further argument and in some cases evidence, if required. Those matters relate to two claims by GPAC, for compensatory and exemplary damages, and the question of costs.

Subsequent to balance date the Company sold its interest, and entitlement to petroleum, in PMP 38148 to Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited for $5million. The agreement gained regulatory approval on 26 September 2003 with an effective date July 1, 2003.

b)

PEP 38256

The Company had at June 30, 2003 a 20% participating interest in, and is the operator of, Petroleum Exploration Permit 38256 ("PEP 38256"), which was granted on August 25, 1997. One-half of the original area was relinquished on October 25, 2000, and a further one-half of the then-current area was relinquished on August 22, 2002. On that date, the duration of the permit was also extended to August 25, 2007. The other participants in PEP 38256 are: AMG Oil (NZ) Limited. (52.5%), Orion Exploration Limited (10%), Durum Energy (New Zealand) Limited (10%) and Magellan Petroleum (NZ) Ltd (7.5%). Subsequent to balance date one party has withdrawn from this permit and the Company has taken up a further share in the permit. This has resulted in the Company’s interest increasing to 30%

At June 30, 2003, PEP 38256 is in good standing with respect to its work commitments and requires the Company to incur no minimum exploration expenditures for the remainder of the 2003 fiscal year.

c)

PEP 38328

The Company and its joint venture participant agreed to relinquish this permit as the work to date has shown that it has not proven to be prospective. The permit did not require the Company to incur minimum exploration expenditure for the 2003 fiscal year.

d)

PEP 38330

The Company has a 34.28% participating interest in, and is the operator of, Petroleum Exploration Permit 38330 ("PEP 38330"), which was granted on July 1, 1996. The other participants of PEP 38330 are Pancontinental Oil and Gas N.L. (33.22%), Origin Energy Resources NZ Limited (22.5%) and Sun Resources NL (10%).

The Company and the other participants of PEP 38330 drilled the Waingaromia-2 well in 2002. This well proved to be unsuccessful and was plugged and abandoned.

At June 30, 2003, PEP 38330 is in good standing with respect to its work commitments and requires the Company to incur no minimum exploration expenditures for the remainder of the 2003 fiscal year.

e)

PEP 38332

The Company and its joint venture participant agreed to relinquish this permit as the work to date has shown that it has not proven to be prospective. The permit did not require the Company to incur minimum exploration expenditure for the 2003 fiscal year.

FORM 2B	LISTING APPLICATION	Page 54
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

f)

PEP 38716

The Company at June 30, 2003 has a 14.05% participating interest in Petroleum Exploration Permit 38716 ("PEP 38716"), which was granted on January 30, 1996. The other participants of PEP 38716 are Marabella Enterprises Ltd. (28.34%), as the operator, Swift Energy New Zealand Ltd (17.14%), Preussag Energie GmbH (27.43%), Springfield Oil and Gas Ltd (5.49%) and Euro-Pacific Energy Pty Ltd (7.55%). During the first six months of 2003 the company increased its share in the permit from 12.3% to 14.05% following the decision by AWE to withdraw from the permit. Subsequent to balance date the Company entered into an agreement to acquire Marabella Enterprises Ltd’s share in the permit. The Company’s share in the permit will increase to 42.39% upon completion.

At June 30, 2003, PEP 38716 is in good standing with respect to its work commitments and requires the company to incur no minimum exploration expenditures for the remainder of the 2003 fiscal year.

h)

PEP 38741

The Company has a 30% participating interest in, and is the operator of, Petroleum Exploration Permit 38741 ("PEP 38741"), which was granted on May 24, 2002. The other participants in PEP 38741 are Durum Energy (NZ) Ltd. (20%) and TAP (New Zealand) Pty Ltd. (50%).

The Company has approximately $17,000 in required exploration expenditure for the remainder of the 2003 fiscal year.

i)

PEP 38746

The Company has a 25% participating interest in, and is operator of, Petroleum Exploration Permit 38746 (“PEP 38746”), which was granted on August 8, 2002. The other participants in PEP 38746 are Magellan Petroleum (NZ) Ltd (25%), Tap (New Zealand) Pty Limited (25%) and AWE New Zealand Pty Ltd (25%).

As at June 30, PEP 38746 is in good standing with respect to its work commitments, and requires the Company to incur $220,000 of drilling expenditure for late 3rd/early 4th quarter of the 2003 fiscal year.

j)

PEP 38738

The Company has a 33.5% participating interest in, and is operator of, Petroleum Exploration Permit 38738 (“PEP 38738”), which was originally granted on January 15, 2000 and was acquired by the Company in October 2002 in return for the grant of a 25% net profits royalty. The other participants in PEP 38738 are Cheal Petroleum Limited (33.5%) and IRM (Malaysia) Inc. (33%).

The burden of the royalty at balance date was shared by the Company, Cheal Petroleum, and IRM in their participating interest shares, except that in relation to production from the Cheal prospect, the Company and Cheal Petroleum will each receive a 3.5% ad valorem royalty from IRM while retaining a 50% burden of the 25% accounting profits royalty. Subsequent to balance date the Company purchased back its royalty on behalf of itself and IRM.

The participants are re-entering the Cheal-1 well, drilled in 1995 by the then permit holder, and which tested oil and gas from a shallow secondary target. A short test of the Cheal-1 well, aimed at establishing the potential for commercial development, commenced May 2003. The initial test flowed

FORM 2B	LISTING APPLICATION	Page 55
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001 gas and oil at unstablised rates. Further testing will be undertaken before the end of 2003, which the

Company estimates will be a further $80,000 of expenditure to the Company.

k)

PEP 38736

The Company has a 45% participating interest in, and is operator of, Petroleum Exploration Permit 38736 ("PEP 38736"), which was granted on July 14, 1999. The other parties are Claire Energy Pty Limited (25%) and Tap (New Zealand) Pty Limited (30%).

The Company was required to drill a well by July 14, 2002 and has fulfilled this obligation by drilling the Kahili-1 well during December 2001 and January 2002. The well successfully recovered oil during an open-hole test. Sales of this oil totalled $11,213 from approximately 428 barrels. Kahili-1A was directionally drilled to test an up-dip location in October 2002, but the target sands were found to be faulted out in this well bore. The Kahili-1B sidetrack was drilled in November 2002, and encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development.

A review of the development options was completed subsequent to balance date and a development contract is being finalised. It is anticipated that the development will come on stream in late March/early April 2004.

As at June 30, 2003, PEP 38736 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the remainder of the 2003 fiscal year.

l)

PEP 38748

The Company has a 25% participating interest in, and at June 30, 2003 was operator of, Petroleum Exploration Permit 38748 ("PEP 38748"), which was granted on August 8, 2002. The other parties are Magellan Petroleum (NZ) Limited (25%) and Tap (New Zealand) Pty Limited (50%).

An application to extend the area of this permit to encompass some adjoining areas previously covered by PEP 38723 was approved by the Government on February 13, 2003.

A 3D seismic survey was conducted over PEP 38748 and adjacent permit areas in the first quarter 2003. Data processing continues as at balance date.

Subsequent to balance date, operatorship was transferred to TAP (New Zealand) Pty Limited.

As at June 30, 2003, PEP 38748 is in good standing with respect to its work commitments. The Company expects to incur approx. $26,000 for the remainder of the 2003 fiscal year.

m)

PEP 38480

The Company has a 75% participating interest in, and is operator of, Petroleum Exploration Permit 38480 ("PEP 38480"), which was granted on August 8, 2002. The other participant is Durum Energy (New Zealand) Limited (25%). PEP 38480 is situated offshore, in the northern Taranaki Basin.

In February 2003 the company undertook a 2D seismic programme to detail prospects in the permit area. Subsequent to balance date, these data are under analysis.

FORM 2B	LISTING APPLICATION	Page 56
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

As at June 30, 2003, PEP 38480 is in good standing with respect to its work commitments, and does not require the Company to incur minimum exploration expenditures for the remainder of the 2003 fiscal year.

n)

PEP 38753

The Company has a 30% participating interest in, and is operator of, Petroleum Exploration Permit 38753 ("PEP 38753"), which was granted on August 8, 2002. The other parties are Magellan Petroleum (NZ) Limited (25%), Krystal Corporation Pte Ltd (20%) and Tap (New Zealand) Pty Limited (25%). On May 30, 2003 the Company reduced its interest from 50% to 30% by a farm out to Krystal Corporation Pte Ltd.

Seismic reprocessing and interpretation was completed in early 2003, as precursor work to the drilling of an exploration well in late 3rd/early 4th quarter, 2003.

As at June 30, 2003, PEP 38753 is in good standing with respect to its work commitments, and requires the Company to incur $230,000 drilling expenditure for the remainder of the 2003 fiscal year.

Subsequent to balance date, the Wawiri-1 well was drilled to 1341m (4,400 feet), but was unsuccessful and was plugged and abandoned.

o)

PPP 38761

The Company has a 27.5% participating interest in, and is operator of, Petroleum Prospecting Permit 38761 ("PPP 38761"), which was granted on February 13, 2003. The other parties are Magellan Petroleum (NZ) Limited (12.5%), Tap (New Zealand) Pty Limited (50%) and Durum Energy (New Zealand) Ltd (10%). The term was set as the earlier of one year after grant or the closing of bids for acreage which includes the area covered by this permit. Such bids have now been invited, the closing date for which is October 31, 2003, so PPP 38761 expires on that date. The joint venture participants intend to bid for this acreage.

The Company has completed a 3D seismic survey over PPP 38761 and adjacent permit areas, and continues to process the resultant data. The Company expects to incur $10,000 of expenditure for the remainder of the permit.

AUSTRALIA

Unless otherwise indicated, offshore exploration permits granted in Australia provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for an unlimited number of five-year terms over one-half of the remaining area at each renewal. The participants can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of 21 years from the date of issue, renewable for a further 21 years. In addition to general Australian taxation provisions, most offshore permits, including all of the Company's Australian permits, are subject to Petroleum Resource Rent Taxation at the rate of 40% on a project's net income after deduction of allowable project and exploration expenditures, with project expenditures compounded forward at the Long-term Bank Rate ("LTBR") plus 1.05%.

FORM 2B	LISTING APPLICATION	Page 57
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

p)

AC/P19

The Company has a 100% participating interest in, and is the operator of, Ashmore-Cartier Permit 19 (“AC/P 19”) which was granted on May 30, 1997, and is now to expire December 29, 2003. AC/P 19 and AC/P 31 are subject to a maximum 5% carried interest option to Lonman Pty Ltd, convertible, if exercised, to an equivalent participating interest upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

The Company has completed the work program required for the first five years, including acquiring, during January 2002, a further 90km of seismic data to firm up the Ursa prospect for drilling. Processing of this data continues. Suspension of the permit obligations until end 2002 was sought and granted in June 2002, allowing time to complete technical evaluations. Year 6 of the permit is now calendar 2003. The Company has requested an extension of the permit term for 7 months to July 2004 which, if granted will enable the requirement to complete a further program including drilling one exploration well by December 2003, to be completed by July 2003 instead of the present December 2003.

As at June 30, 2003, AC/P 19 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2003 fiscal year requires an estimated $5,336,000 of drilling expenditures to be incurred. The company is in the process of significantly reducing this expenditure by farmout or sale to a third party; otherwise the permit will be surrendered.

q)

AC/P31

The Company has a 100% participating interest in, and is the operator of, Ashmore-Cartier Permit 31 (“AC/P 31”), which was granted on September 12, 1999.

The Company is required to complete a further program including acquisition of a minimum of 20 kms of new 2D seismic in each of years 3 and 4 and the integration and interpretation of this into the existing database. Pending availability of a seismic vessel this is to be completed by September 11, 2003 (the end of permit year 4).

At June 30, 2003, AC/P 31 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2003 fiscal year requires an estimated $45,000 of permit maintenance and seismic expenditures to be incurred.

r)

AC/P26

The Company has a 50% participating interest in Ashmore-Cartier Permit 26 (“AC/P 26”), which commenced on February 26, 1998. The other participant in AC/P26 is Ashmore Oil Pty Ltd (50%) as operator (a wholly owned subsidiary of West Oil Pty Limited). Following the Anson North-1 well, AC/P 26 is subject to a maximum 1.5% carried interest option to Lonman Pty Ltd which is convertible to an equivalent participating interest, upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

By an agreement dated December 18 2001, Anadarko Petroleum Ltd (“Anadarko”) agreed to fund the entire cost of the obligation well due by May 25, 2002, for an option to take up a 75% interest in the permit. Anadarko drilled the Anson North-1 well in fulfillment of this obligation in February 2002. Subsequently, Anadarko decided not to exercise the option to take up an interest in the permit. Rossini and Anson West remain the preferred prospects in this permit and the results of Anson North do not degrade these prospects.

FORM 2B	LISTING APPLICATION	Page 58
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

At June 30, 2003, AC/P26 is in good standing with respect to its work commitments. The Company's share of the committed work program for the remainder of the 2003 fiscal year does not require any minimum expenditure to be incurred.

PAPUA NEW GUINEA

Petroleum prospecting licences granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Agreement upon a discovery. The Petroleum Development Agreement provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea which includes a 2% participating interest that can be acquired by project landowners and affected local level government. The participants can apply for extensions or reductions of the committed work programs for the licences under certain circumstances (by way of an Application for Variation of the Work Program).

s)

PPL 192 (and APPL 235)

The Company had a 60% participating interest in, and was the operator of, Petroleum Prospecting Licence No. 192 ("PPL 192"), which was granted on January 28, 1997. The other participants of PPL 192 are Durum Energy (PNG) Ltd (20%), Mosaic Oil Niugini Ltd (15%) and Continental Oil (PNG) Ltd (5%).

The Company and the other participants have completed the work program required for the first three years to January 28th 2000, including acquiring seismic data. The Company and the other participants were required to drill one exploration well by January 28, 2002. The Company has been negotiating to replace the PPL 192 and PPL 215 licences with one new licence over the prospective areas of both licences, which will not require significant expenditures in the next 12 months. The application for the permit APPL 235 was at June 30, 2003 awaiting approval from the Papua New Guinea Department of Petroleum and Energy. Mosaic and Continental notified that they did not wish to take an interest in APPL 235, and Durum Energy (PNG) Ltd notified that they did not want to accept an award of the licence, so the interests in PPL 235 when awarded, subsequent to balance date, are 100% to the Company, who is operator of the new licence,

At June 30, 2003, PPL 192 was on hold with respect to its work commitments and did not require the Company to incur minimum exploration expenditures for the remainder of the 2003 fiscal year. PPL 192 was surrendered subsequent to balance date.. The Company’s work commitments for PPL 235 for the 2003 fiscal year, requires no exploration expenditures to be incurred, but in year 2 requires a well to be drilled at an estimated cost of $5,000,000. The Company would seek to fund this expenditure by farmout to third parties. PPL235 was awarded to the Company on August 29, 2003.

t)

PPL 215 (and APPL 235)

The Company had an 80% participating interest in, and was the operator of, Petroleum Prospecting Licence No. 215 ("PPL 215") that was granted on May 6, 1999. The other participants of PPL 215 are Mosaic Oil Niugini Ltd (15%) and Continental Oil (PNG) Ltd (5%).

The Company and the other participants have completed the work program required for the first two years, including acquiring seismic data. This licence was being explored in conjunction with PPL 192 and the Company was negotiating to replace the PPL 192 and PPL 215 licences with one new licence

FORM 2B	LISTING APPLICATION	Page 59
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001 over the prospective areas of both licences, which will not require significant expenditures in the next 12 months.

At June 30, 2003, PPL 215 was on hold with respect to its work commitments and did not require the Company to incur minimum exploration expenditures for the remainder of the 2003 fiscal year. Subsequent to balance date, this licence was surrendered and PPL 235 was awarded to the Company on August 29, 2003.

u)

PPL 228

The Company had a 10% participating interest in Petroleum Prospecting Licence No. 228 ("PPL 228"), which was awarded on July 26, 2001. The other participants in PPL 228 are Santos Ltd. (40%), as the operator, Victoria Petroleum N.L. (15%), First Australian Resources N.L. (12.5%), Highland Petroleum Ltd (12.5%) and Bligh Oil & Minerals N.L. (10%), through their respective PNG subsidiaries.

The licence includes part of the area of the previously held PPL 213 licence, in which the Tumuli-1 exploration well was drilled, and which was surrendered on June 18, 2001.

The PPL 228 joint venture has lodged a top file application for a further permit over a similar area. Once this is approved, PPL 228 will be surrendered.

v)

PRL 4 and PRL 5

The Company has a 7.5% participating interest in Petroleum Retention Licence No. 4 ("PRL 4") that was awarded on September 1, 2000, over the Stanley discovery area, and PRL 5, which was awarded on February 15, 2000, over the Elevala and Ketu discoveries. The other participants in PRL 4 and PRL 5 are Santos Ltd. (35.25%), as the operator, Omega Oil N.L. (15%), Carnarvon Petroleum N.L. (15%), Bligh Oil & Minerals N.L. (7.25%) and SPI Ltd. (20%), through their respective PNG subsidiaries.

At June 30, 2003, PRL 4 and 5 are in good standing with respect to work commitments and require the Company to incur minimum exploration expenditures of $2,000 for the remainder of the 2003 fiscal year.

NOTE 5 - RELATED PARTY TRANSACTIONS

a)

The Company entered into an agreement with Trans-Orient Petroleum Ltd. (“Trans-Orient”) to acquire all of its participating interests in 13 oil and gas permits and licences effective January 1, 2000. The total consideration to Trans-Orient originally included the grant of gross overriding royalties over any future production and the issuance of 836,845 units in the Company, with an agreed value of $2.50 per unit. Each unit consisted of one common share and a two year share purchase warrant (an “A” Warrant), exercisable at a price of $2.50 in the first year and $3.75 in the second year. The warrant also stipulated that if a commercial petroleum discovery is made on any of the permits transferred from Trans-Orient under the agreement, the Company was required to issue Trans-Orient additional one year warrants (“B” Warrants) to acquire additional shares at a price of $7.50 per share, equal to the number of original “A” warrants exercised.

In January 2002, the parties agreed to vary that agreement to assign the gross overriding royalties from Trans-Orient to the Company, in exchange for the terms of the warrants issued to Trans-Orient being amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice the “A” warrants to $1.25 and $1.40 respectively. In addition, series “B” warrants to be acquired in the event of discovery, equal in number to the number of “A”

FORM 2B	LISTING APPLICATION	Page 60
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001 warrants exercised, were repriced to $2.50 and will expire on the later of 31 December 2003 or one year after issuance. The fair value of the royalties is nominal.

From the properties originally transferred, only PEP 38256, PRL 4 & 5 and AC/P 26 remain prospective and liable to be affected by the “B” Warrant requirements.

b)

Due from Related Parties

At June 30, 2003, the Company is owed $17,014 (December 31, 2002: $52,065 and December 31, 2001: $28,395) by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

c)

Oil and Gas Properties

Certain participants of oil and gas properties have directors, officers and/or principal shareholders in common with the Company. These participants are AMG Oil Ltd., TAG Oil Ltd. (formerly called Durum Cons. Energy Corp.) and Gondwana Energy, Ltd. Refer to Note 4

d)

Other

During the six months to June 30, 2003, the Company incurred $94,505 (Six months to June 30, 2002 - $77,465; 2002 fiscal year - $152,177; 2001 fiscal year $111,942) in remuneration to the President of the Company and $14,631 (Six months to June 30, 2002 - $13,967; 2002 fiscal year - $24,245; 2001 fiscal year $21,581) in rent to a trust in which the President of the Company is a trustee. Also during the six months to June 30, 2003, $52,189 (Six Months to June 30, 2002 $44,401; 2002 fiscal year- $104,179; 2001 fiscal year $60,835) was paid to J M Lean, the President of the Company’s spouse, in her role as Corporate Affairs Manager.

All other directors received a total remuneration of $6,476 during the six months to June 30, 2003. (Six months to June 30, 2002 - $800; 2002: $12,001; 2001: $Nil)

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

a)

Work Commitments

The Company participates in oil and gas exploration and development operations jointly with third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments under various agreements for the remainder of the 2003 fiscal year is approximately $6,300,000. The Company is seeking to significantly reduce this commitment by farm out and extension of AC/P19 commitment of $5,336,000. Should the company be unsuccessful in achieving a satisfactory farm out arrangement or extension, then the permit will be relinquished.

FORM 2B	LISTING APPLICATION	Page 61
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

	The Company’s commitments under licence obligations are summarized as follows:

	Period:	Commitment
	To December 31, 2003	6,300,000
	More than 6 months and within 18 months	1,118,000
	More than 18 months and within 30	7,250,000
	More than 30 months and within 42	-
	More than 42 months	-
		14,668,000

This is the Company’s share of commitments as recorded on various licence documents, but the Company intends to “Farm-Out” major expenditures, as explained in Note 1, and will either Farm-out interests in those licences, renegotiate terms of the licence or relinquish its interest, so that its share of expenditures required to be funded will not necessarily be the full amount of the commitment listed above. Alternatively, the Company may seek further investor funds to meet the commitments listed.

b)

Capital Commitments

On June 30, 2003, the Company entered into a conditional agreement with an Australian company, Horizon Oil NL, to purchase its equity interests in several onshore Taranaki (New Zealand) permits. The Company agreed to purchase interests in PEP 38716, PEP 38728 and PEP 38718 directly and to purchase all of the shares in Bligh Oil & Minerals NZ Limited, and buy back Horizon’s royalty interest in PEP 38738. The total price of approximately US$575,000 agreed to be paid to 20% upon completion and the remainder ninety days later. Two permit interests would be new to the Company – 10% of PEP 38718 and 48% of PEP 38728. Two others consolidate interests already held by the Company – a further 28.34% of PEP 38716 and a net revenue interest in PEP 38738. The transactions are all subject to governmental consent. The interests in PEP 38718 and PEP 38728 were subject to the relevant co-venturers’ rights to pre-empt the purchase, which, in the case of PEP38728 only, were exercised (therefore the Company will not now be purchasing the interest in PEP38728). This reduces the total purchase price, as does a further agreement with IRM Malaysia (a joint venture participant in PEP 38738) to make payment towards the buy back and part-cancellation of the royalty over PEP38738.

c)

Contingencies

A subsidiary of the Company, Ngatoro Energy Limited (NEL) was named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki.

The GPAC claim was for between five to ten million dollars and is primarily to the effect that NEL is in breach of contract and in breach of certain duties to its co-venturer in respect of the Goldie sole risk discovery. Counsel was engaged and NEL filed statements of defence and counterclaim.

The case was heard in the High Court, Wellington New Zealand and concluded on April 4, 2003. Judgment was delivered on May 30, 2003. The Court held in favour of NEL on 8 causes of action, ruling that NEL is entitled to the full $NZ18.6 million by way of sole risk premium before GPAC receives its 40.43% of subsequent revenue, and NEL is entitled to a further premium of NZ$9.7million from the share attributable to New Zealand Oil and Gas Limited. Thereafter NEL will be entitled to its 5% interest. NEL is not required to sell the gas to GPAC.

FORM 2B	LISTING APPLICATION	Page 62
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

The Court ruled in favour of GPAC on three causes of action, including that the Goldie operation should have been conducted as a sub joint venture after the GPAC post discovery funding had been contributed, before recovery of the Sole Risk premium. It further found that NEL, as operator, had wilfully or recklessly disregarded the rights of GPAC in that sub-joint venture and therefore, under the joint venture contract, is susceptible to removal as operator. Three matters were left undecided, for further argument and in some cases evidence, if required. Those matters relate two claims by GPAC, for compensatory and exemplary damages, and the question of costs.

On August 7, 2003 the Company entered into a conditional agreement with Greymouth Petroleum Holdings Limited (GPHL) which released both parties from any claims and liabilities between each party. This agreement went unconditional on September 26, 2003. On October 3, 2003 the Company paid GPHL a consideration of $2million under this agreement.

For further details, see Note 4 - PMP 38148.

d)

Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

e)

Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 7 - COMMON STOCK

a)	Authorized and Issued Share Capital The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount - $

Balance at December 31, 2000	6,489,324	19,478,365
Issued during the 2001 year	-	-

Balance at December 31, 2001	6,489,324	19,478,365
Issued during the 2002 year	1,250,000	1,000,000

Balance at December 31, 2002	7,739,324	20,478,365

Issued during the six months June 30, 2003	-	-

Balance at June 30, 2003	7,739,324	20,478,365

On September 12, 2002, 1,250,000 shares and the same number of two-year warrants were issued, under a private financing arrangement, agreed with a group of investors led by Mr Alex Guidi, a current shareholder of the Company and the controlling shareholder of Trans-Orient Petroleum Ltd., an affiliate

FORM 2B	LISTING APPLICATION	Page 63
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001 of the Company. The financing consisted of a placement of 1,250,000 units at US80c per unit comprising a common share and a two year share purchase warrant exercisable at US90c in the first year and US$1.15 in the second, to raise a total of US$1 million. The securities have a one-year hold period and there were no brokerage fees payable in connection with the financing.

b)

Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at June 30, 2003:

Number	Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares		Vested	June 30, 2003	Price per	Date
				Share

300,000	Performance	-	-	$1.00	October 15, 2007
	shares
150,000	Vesting	April 15, 2004	75,000	$1.00	July 6, 2005
200,000	Non	-	200,000	$1.00	July 6, 2005
400,000	Vesting	April 15, 2004	287,500	$1.00	July 6, 2005
160,000	Vesting	April 15, 2004	100,300	$1.25	July 6, 2005
50,000	Vesting	October 15, 2003	37,500	$1.25	July 6, 2005
100,000	Vesting	October 15, 2003	75,000	$1.25	October 15, 2007
50,000	Vesting	April 15, 2004	25,000	$1.25	October 15, 2007
95,000	Vesting	April 15, 2004	59,250	$1.25	March 26, 2006

1,505,000			859,550

The weighted average exercise price for options outstanding at June 30, 2003 is $1.06 (December 31, 2002: $1.08 and December 31, 2001: $1.25). No options were exercised during the six months to June 30, 2003.

The weighted average exercise price for options fully vested at June 30, 2003 is $1.09 (December 31, 2002: $1.09 and December 31, 2001: $1.25). No options were exercised during the six months to June 30, 2003.

FORM 2B	LISTING APPLICATION	Page 64
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

A summary of stock option activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	Of Shares	per Share

Outstanding at December 31, 2000	1,133,600	$2.50 - 3.00
Granted in 2001: vesting	71,200	$2.50
Cancelled in 2001: vesting	(36,800)	$2.50
Outstanding at December 31, 2001	1,168,000	$1.25

Granted in 2002: vesting	100,000	$0.90
Granted in 2002: vesting	526,000	$1.00
Granted in 2002: vesting	267,000	$1.25
Cancelled in 2002: non-vesting	(200,000)	$1.25
Cancelled in 2002: vesting (lapsed)	(56,000)	$1.25
Outstanding at December 31, 2002	1,805,000	$0.90 - 1.25

Cancelled in 2003: vesting (lapsed)	(200,000)	$1.25
Cancelled in 2003: vesting (lapsed)	(100,000)	$0.90
	1,505,000	$1.00 – 1.25

In addition to the above movement in options outstanding during the year, with effect from October 15, 2002, the vesting terms of existing options were varied and some options were repriced.

The stock option compensation cost recognized as an expense for the six months ended June 30, 2003 is $133,171 (twelve months ended December 31, 2002: $274,080 and 2001: Nil). This cost is based on the estimated fair value of all options that were issued during 2002, using the Black-Scholes option-pricing model, amortized over the vesting period using the following weighted-average assumptions:

	Expected dividend yield	0.00%
	Expected price volatility	96.00%
	Risk-free interest rate	3.55%
	Expected life of option	1.8 to 2 years

c)	Share Purchase Warrants The following share purchase warrants to purchase shares of the Company are outstanding at June 30, 2003:

Number	Price	Expiry
Of Shares	per Share	Date
Warrants:
200,000	$2.00(3)	July 3, 2003
1,250,000	$0.90(1)	Sept 12, 2004
Series A Warrants(2)
836,845	$1.40	December 31, 2003
2,286,845

FORM 2B	LISTING APPLICATION	Page 65
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

(1)	The price per share of the Warrants issued on Sept 12, 2002 increases to $1.15 for the period September 12, 2003 to September 12, 2004.

(2)
Upon a commercial discovery in one of the properties purchased from Trans-Orient Petroleum Ltd., for each Series A warrant exercised, a Series B warrant will be issued exercisable at a price of $2.50 per share for a period of one year from the issuance date, but no later than December 31, 2004.

(3)	On July 3, 2003 these warrants lapsed with out being exercised

A summary of share purchase warrant activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	of Shares	per Share

Outstanding at December 31, 2000	1,226,845	$2.00 – 2.50
Granted/(cancelled) in 2001	-	-
Outstanding at December 31, 2001	1,226,845	$2.00 – 3.75

Granted in 2002	1,250,000	$0.90
Cancelled in 2002	(190,000)	$2.00
Outstanding at December 31, 2002(1)(2)	2,286,845	$0.90 - 2.00

Granted in 2003	-	-
Cancelled in 2003	-	-

Outstanding at June 30, 2003(1)(2)	2,286,845	$0.90 - 2.00

(1)
In January 2002, the terms of the “A” and “B” Warrants were amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice the “A” warrants to $1.25 and $1.40 respectively. As well, the additional “B” warrants to be available in the event of a discovery, equal in number to the original number of warrants exercised, were repriced to $2.50. As the issue of the B Warrants is conditional, they are not included in the number of warrants outstanding.

(2)
During the fiscal 2002 year, previously granted warrants to purchase 190,000 shares at a price of $2.00 per share lapsed without exercise. The expiry date for warrants to purchase 200,000 shares in the Company at a price of $2.00 was extended for one year, on July 3, 2002, to July, 3 2003. 1,250,000 warrants to purchase shares of the Company were issued on Sept 12, 2002, exercisable at a price of $0.90 to Sept 12, 2003 and $1.15 to Sept 12, 2004.

NOTE 8 – EARNINGS/(LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations for the period ending:

FORM 2B	LISTING APPLICATION	Page 66
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

	30 June 2003	30 June 2002	31 Dec 2002	31 Dec 2001
	Six Months	Six Months	12 Months	12 Months
		(Unaudited)

Numerator, net profit/ (loss) to date	(941,137)	559,176	(2,826,770)	1,108,799

Denominator:
Weighted-average number of shares – basic	7,739,324	6,489,324	6,869,461	6,489,324

Basic earnings/(loss) per share	$(0.12)	$0.09	$(0.41)	$0.17

Denominator:
Weighted-average number of shares – diluted	7,739,324	6,489,324	6,869,461	6,680,384

Diluted earnings/(loss) per share	$(0.12)	$0.09	$(0.41)	$0.17

Due to net losses incurred for the 2003, and 2002 years, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive for those years.

NOTE 9 – ISSUE OF SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited (IPENZ), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. US$873,618). Such shares confer no voting rights, but do confer the right to convert such shares to common shares of IPENZ in the event of a listing of and issue of other common shares in IPENZ on the New Zealand Stock Exchange, at a 40% discount to the offering price of other shares then sold to the public in conjunction with the listing. If the listing does not proceed, the subscription agreement provides the right, at the option of the special class shareholder, to either (i) receive twice the shares’ paid up value in redemption dividends, paid out of 20% of IPENZ’s production income or (ii) exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company.

These shares have been classified as a liability rather than equity on the basis that they confer no voting rights and are repayable via the various options noted above. As at June 30, 2003 the carrying cost and estimated fair value of the shares were the same.

FORM 2B	LISTING APPLICATION	Page 67
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

NOTE 10 - INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 39.12% (44.12% for the fiscal 2001 year) and the provision for income taxes is as follows:

For the period ending,	30 June 2003	30 June 2002	31 Dec 2002	31 Dec 2001
	Six Months	Six Months	12 Months	12 Months
		(Unaudited)

Net profit/ (loss) for the year before tax	(941,137)	559,176	(2,826,770)	1,108,799

Provision for / (benefit of) tax at Canadian
Statutory rate (39.12%)	(368,173)	218,750	(1,105,832)	489,202
Effect of varying tax rates in other	37,583	(13,388)	118,638	(97,059)
Permanent differences	90,743	46,820	152,940	40,904
Benefit of prior year losses realized	-	-	-	(573,971)
Increase in valuation allowance	239,847	(252,182)	834,254	140,924

Income Tax Provision	-	-	-	-

In Canada the Company has non-capital losses of approximately Cdn$2.23 million (December 31, 2002 - Cdn$2.02 million and December 31, 2001 - Cdn$1.87 million) available for future deduction from taxable income derived in Canada, which expire as follows:

2003	662,559
2004	-
2005	153,875
2006	131,714
2007	286,535
2008	382,213
2009	405,459
2010	212,146

Cdn$2,234,501

In addition, in Canada, at June 30, 2003, the Company has approximately Cdn$1.63 million (December 31, 2002 - Cdn$1.63 million and December 31, 2001 – Cdn$1.63 million) of resource and other unused tax pools to offset future taxable income derived in Canada. The Company also has losses and deductions of approximately NZ$20.96 million (December 31, 2002: NZ$17.45 million and December 31, 2001: NZ$18.22 million) available to offset future taxable income derived in New Zealand, Australia and Papua New Guinea. Tax losses reported at December 31, 2002 of NZ$25.94m have been revised down to NZ$17.45m. The below valuation allowance has also been amended to reflect this revision.

Significant components of the Company’s deferred tax assets are comprised of the following at June 30, 2003 calculated at 39.12% (December 31, 2002 39.12% and December 31, 2001 44.12%):

FORM 2B	LISTING APPLICATION	Page 68
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

	2003	2002	2001
	June	December	December

Resource and other unused tax pools	473,214	404,372	456,056
Net operating loss carry-forwards	4,676,124	3,525,683	4,745,112

	5,149,338	3,930,055	5,201,168
Valuation allowance	(5,149,338)	(3,930,055)	(5,201,168)

	-	-	-

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company’s net operating losses and deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the future tax assets such that a full valuation allowance has been recorded. These factors include the Company’s recent history of net losses and the expected near-term future losses. The Company will continue to assess the realizability of the future tax assets based on actual and forecasted operating results.

The increase in the valuation allowance of $1,219,283 is attributed to the following:

- current year provision	239,847
- timing differences not booked	979,436
1,219,283

NOTE 11 – PREPAID GAS REVENUE

On April 2, 2003, a gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided NZ$2,000,000 (US$1,164,824) to be drawn down towards the Company’s ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a pre-purchase of the first NZ$2,000,000 of gas supplied by the Company to NGC, under contracts to be negotiated at then prevailing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd’s 25% interest in the Kahili joint venture PEP 38736.

As at June 30, 2003, the Company has sold no gas to NGC. As at June 30, 2003 the carrying cost and estimated fair value of the prepaid gas was the same.

NOTE 12 - SUBSEQUENT EVENTS

a)

Material Contract

On June 30, 2003, the Company entered into a conditional agreement with an Australian company, Horizon Oil NL, to purchase its equity interests in several onshore Taranaki (New Zealand) permits. The Company agreed to purchase interests in PEP 38716, PEP 38728 and PEP 38718 directly and to purchase all of the shares in Bligh Oil & Minerals NZ Limited, and buy back Horizon’s royalty interest in PEP 38738. The total price of approximately US$575,000 agreed to be paid to 20% upon completion and the remainder ninety days later. Two permit interests would be new to the Company – 10% of PEP 38718 and 48% of PEP 38728. Two others consolidate interests already held by the Company – a further 28.34%

FORM 2B	LISTING APPLICATION	Page 69
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001 of PEP 38716 and a net revenue interest in PEP 38738. The transactions are all subject to governmental consent. The interests in PEP 38718 and PEP 38728 were subject to the relevant co-venturers’ rights to pre-empt the purchase, which, in the case of PEP38728 only, were exercised (therefore the Company will not now be purchasing the interest in PEP38728). This reduces the total purchase price, as does a further agreement with IRM Malaysia (a joint venture participant in PEP 38738) to make payment towards the buy back and part-cancellation of the royalty over PEP38738.

b)

Sale of Interest in PMP 38148 and Release of Legal Proceedings

On August 11, 2003, the Company agreed to sell its interest and entitlement to petroleum in PMP 38148 to Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited for $5million. This sale went unconditional on 26 September 2003, following receipt of regulatory approval, and was completed on October 3, 2003.

On August 7, 2003 the Company entered into a conditional agreement with Greymouth Petroleum Holdings Limited (GPHL) which released both parties from any claims and liabilities between each party. The agreement went unconditional on September 26, 2003. On October 3, 2003 the Company made payment to GPHL a consideration of $2million for this release.

c)

Canterbury Offshore PEP 38258

On August 18, 2003 the Company was awarded a 75% participating interest and operatorship in Petroleum Exploration Permit 38258. The other participant is Durum Energy (New Zealand) Ltd (25%). Term of the permit is initially for five years effective August 18, 2003. PEP 38258 is situated offshore in the Canterbury Basin.

The permit does not require the Company to incur minimum exploration expenditure for the remainder of the 2003 fiscal year.

d)

Lapse of Securities

Warrants to purchase 200,000 shares of the Company at a price of $2.00 previously granted lapsed without being exercised, on July 3, 2003 due to them not being exercised.

Mr David McDonald’s 100,000 options lapsed without being exercised, on August 3, 2003, due to his retirement as a director of the Company.

There were no other events subsequent to June 30, 2003, (other than those disclosed in Note 4) which would have a significant effect on these financial statements.

FORM 2B	LISTING APPLICATION	Page 70
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

NOTE 13: SEGMENTED INFORMATION

The Company operates in the one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

For six months to June 30, 2003:

	Canada	New Zealand	Australia	PNG	Total Company
Production Income:

Revenue	-	161,102	-	-	161,102
Production expenses	-	(119,090)	-	-	(119,090)
Net Production Income	-	42,012	-	-	42,012

Interest income	1,859	13,799	-	-	15,658

Administrative expenses	(193,864)	(652,249)	(1,229)	(2,763)	(850,105)
Stock compensation
expense	(133,171)	-	-	-	(133,171)
Write-off of oil and gas
properties	-	(15,531)	-	-	(15,531)

Net income/(loss)	(325,176)	(611,969)	(1,229)	(2,763)	(941,137)

Oil and Gas properties	-	5,253,700	966,573	2,064,781	8,285,054
Office Assets	-	17,515	-	-	17,515
Due from Related Parties	-	7,453	(1,126)	10,687	17,014
Other Non-current Assets	-	-	-	-	-
Current Assets	402,715	2,147,285	12,264	19,648	2,581,912
Total Assets	402,715	7,425,953	977,711	2,095,116	10,901,495

Specific Items:
Amortization expense	-	11,054	-	-	11,054
Purchase of property and
equipment	-	(114)	-	-	(114)

For six months to June 30, 2002 (Unaudited):

	Canada	New Zealand	Australia	PNG	Total Company
Production Income:

Revenue	-	1,270,053	-	-	1,270,053
Production expenses	-	(526,664)	-	-	(526,664)

Net Production Income	-	743,389	-	-	743,389

Interest income	3,589	15,139	-	-	18,728

Administrative expenses	(78,803)	(114,281)	(2,227)	(7,630)	(202,941)
Write-off of oil and gas
properties	-	-	-	-	-

Net income/(loss)	(75,214)	644,247	(2,227)	(7,630)	559,176

FORM 2B	LISTING APPLICATION	Page 71
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

Specific Items:
Amortization expense	-	(7,535)	-	-	(7,535)
Purchase of property and
equipment	-	(15,665)	-	-	(15,665)

For Year to December 31, 2002:

	Canada	New Zealand	Australia	PNG	Total Company
Production Income:

Revenue	-	1,845,925	-	-	1,845,925
Production expenses	-	(1,063,503)	-	-	(1,063,503)
Net Production Income	-	782,422	-	-	782,422

Interest income	8,301	21,217	-	-	29,518

Administrative expenses	(300,082)	(250,709)	(11,973)	(18,132)	(580,896)
Stock compensation
expense	(274,080)	-	-	-	(274,080)
Write-off of oil and gas
properties	-	(2,532,027)	(230,778)	(20,929)	(2,783,734)

Net income/(loss)	($565,861)	($1,979,097)	($242,751)	($39,061)	(2,826,770)

Oil and Gas properties	-	4,508,660	966,635	2,047,873	7,523,168
Office Assets	-	28,455	-	-	28,455
Due from Related Parties	-	55,410	24,474	(27,819)	52,065
Other Non-current Assets	-	-	-	-	-
Current Assets	516,174	1,625,263	10,013	6,807	2,158,257
Total Assets	516,174	6,217,788	1,001,122	2,026,861	9,761,945

Specific Items:
Amortization expense	25,974	27,033	-	-	53,007
Purchase of property and
equipment	-	(11,529)	-	-	(11,529)

For Year to December 31, 2001:

	Canada	New Zealand	Australia	PNG	Total Company
Production Income:

Revenue	-	3,744,036	-	-	3,744,036
Production expenses	-	(1,288,105)	-	-	(1,288,105)
Net Production Income	-	2,455,931	-	-	2,455,931

Interest income	25,788	69,166	-	-	94,954

Administrative expenses	(261,747)	(451,736)	(7,020)	(15,121)	(735,624)
Write-off of oil and gas
properties	-	(678,352)	(20,299)	(7,811)	(706,462)

Net income/(loss)	(235,959)	1,395,009	(27,319)	(22,932)	1,108,799

FORM 2B	LISTING APPLICATION	Page 72
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

Oil and Gas properties	-	5,167,589	926,882	1,999,270	8,093,741
Office Assets	26,341	43,862	-	-	70,203
Due from Related Parties	-	28,395	-	-	28,395
Other Non-current Assets	-	-	-	-	-
Current Assets	569,475	3,117,350	4,933	7,081	3,698,839
Total Assets	595,816	8,357,196	931,815	2,006,351	11,891,178

Specific Items:
Amortization expense	27,808	39,534	-	-	67,342
Purchase of property and
equipment	-	(12,710)	-	-	(12,710)

NOTE 14 - DIFFERENCES BETWEEN NEW ZEALAND AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with New Zealand generally accepted accounting principles (“NZ GAAP”) except for the following differences:

a)	Stockholders’ Equity

i)

Contributed Surplus

Under Canadian GAAP, the CICA issued a new accounting pronouncement that applies to the Company with respect to the 2002 and subsequent years. The general effect of the pronouncement is that it:

(1)
requires stock options issued, or repriced in the 2002 or subsequent years, to non-employees to be measured and recognised in the financial statements using a fair value based approach. For stock options issued to employees the Company has elected for Canadian GAAP purposes to also measure and recognise the options in the financial statements using a fair value approach, and

(2) requires disclosure in its financial statements of various details relating to options issued.

For Canadian reporting purposes this has resulted in a stock option compensation cost of $133,171 for the six months to June 30, 2003 (fiscal year 2002: $274,080 and fiscal year 2001: Nil) being recorded in these financial statements.

For purposes of NZ GAAP, there is no requirement to record the cost of stock options issued

	ii)	Balance Sheet

The effects of Note 14(a) i) on Accumulated Deficit and Contributed surplus are as follows:

FORM 2B	LISTING APPLICATION	Page 73
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

As at	30 June 2003	31 December 2002	31 December 2001
	Six months	12 Months	12 Months

Accumulated deficit under Canadian GAAP	(12,315,214)	(11,374,077)	(8,547,307)

Add back compensation stock (Canadian GAAP)	407,251	274,080	-

Accumulated deficit under NZ. GAAP	(11,907,963)	(11,099,997)	(8,547,307)

Contributed surplus under Canadian GAAP	407,251	274,080	-

Less compensation stock (Canadian GAAP)	(407,251)	(274,080)	-

Contributed surplus under NZ. GAAP	-	-	-

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

b)	Net Profit/(Loss) for the Year The following are the effects of Note 14 (a) on Net Profit/(Loss) for the 2003 and 2002 six months, 2002 and 2001 fiscal years:

For the period ending,	30 June 2003	30 June 2002	31 Dec 2002	31 Dec 2001
	Six Months	Six Months	12 Months	12 Months
		(Unaudited)

Net profit/(loss) for the year under
Canadian GAAP	(941,137)	559,176	(2,826,770)	1,108,799
Add back Canadian GAAP	133,171	-	274,080	-
compensation cost
Net profit/(loss) for the year NZ GAAP	(807,966)	559,176	(2,552,690)	1,108,799

CONSOLIDATED STATEMENT OF CASH FLOWS

c)

Cash Flows from operating activities.

The Statement of Cash Flows is presented in Canadian GAAP using the indirect method. NZ GAAP under FRS 10 requires the direct method to be used. Cash Flows for operating activities under the direct method is as follows:

FORM 2B	LISTING APPLICATION	Page 74
559719.20

INDO-PACIFIC ENERGY LTD. Notes to Consolidated Financial Statements (Expressed in United States Dollars)
For the six months ended June 30, 2003 and 2002 and twelve months ended December 31, 2002 and 2001

For the period ending,	30 June 2003	30 June 2002	31 Dec 2002	31 Dec 2001
Operating Activities	Six Months	Six Months	12 Months	12 Months
		(Unaudited)

Cash inflows
Oil and gas proceeds	1,325,926	817,275	2,047,059	3,542,880
Interest received	15,658	18,728	29,518	94,954

Cash outflows
Payments to suppliers and employees	(504,425)	(986,986)	(2,751,930)	(1,411,764)
Net GST payments	(39,108)	(55,371)	(12,703)	48,504

Net cash inflows (outflows) for operating	798,051	(206,354)	(688,056)	2,274,574

FORM 2B	LISTING APPLICATION	Page 75
559719.20

Certificate of the Issuer

Pursuant to a resolution duly passed by its Board of Directors, Austral Pacific Energy Ltd. hereby applies for the listing of the above mentioned shares on the TSX Venture Exchange. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made.

Originally dated at Vancouver, British Columbia the 28th day of November, 2003 and amended to reflect the change of name of the Issuer as of the 31st day of December, 2003.

Signed “Bernhard Zinkhofer”	Signed “Garth Johnson”
Bernhard Zinkhofer, Director	Garth Johnson, Director

FORM 2B	LISTING APPLICATION	Page 76
559719.20

SCHEDULE A

GLOSSARY OF TERMS

The following terms as defined here are used throughout this filing:

Basin is a segment of the crust of the Earth in which thick layers of sediments have accumulated over a long period of time.

Bbl or Barrel is one stock tank barrel, of 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Condensate refers to hydrocarbons associated with natural gas which are liquid under surface conditions but gaseous in the reservoir before extraction.

Depletion is the reduction in petroleum reserves due to production.

Development refers to the phase in which an oil or gas field is brought into production, usually by drilling and completing production wells, and the wells, in most cases, are connected to the petroleum gathering system.

Discovery is the location by drilling of a well of an accumulation of gas, condensate or oil reserves, which may or may not be commercially economic or quantifiable, depending on a number of factors.

Dry Hole is a well drilled without finding commercially economic quantities of hydrocarbons.

Exploration Well is a well drilled in a prospect without detailed knowledge of the underlying sedimentary rock or the contents of the underlying rock.

Farm In or Farm Out refers to a common form of agreement between or among petroleum companies where the holder of the petroleum interest agrees to assign all or part of an interest in the permit and related assets to another party that is willing to fund agreed exploration activities which may be more or less than the proportionate interest assigned to such other party.

Fault is a fracture in a rock or rock formation along which there has been an observable amount of displacement.

Field is an area that is producing, or has been proven to be capable of producing, hydrocarbons.

Formation is a reference to a group of rocks of the same age extending over a substantial area of a basin.

GAAP Generally accepted accounting principles.

Geology is the science relating to the history and development of the Earth, and is also used to refer to the make-up of the rocks in a particular area.

Hydrocarbons is the general term for oil, gas, condensate and other petroleum products (excluding coal).

FORM 2B	LISTING APPLICATION	Page A-1
559719.20

Joint Venture or JV refers to a standard form of participation in petroleum exploration, via an unincorporated joint ventures between a number of industry participants; with one party operating the permit (ie managing the operations) on behalf of all the JV participants.

Lead is an inferred geological feature which merits further investigation.

Mbbls One thousand barrels of crude oil or other liquid hydrocarbons.

Mboe One thousand BOEs.

Mcf One thousand cubic feet of natural gas.

Mcfd One thousand cubic feet of natural gas per day

MMcf One million cubic feet of natural gas.

Overthrust Basement Block is a substantial segment of rock from beneath dominant sediments which, due to movement in a low-angle fault, has been moved to lie above sedimentary strata.

Participating Interest or Working Interest is a participatory interest, as compared to a royalty interest, in an oil and gas property whereby the participating interest holder pays its proportionate or agreed percentage share of development and operating costs and receives its proportionate or agreed share of the proceeds of petroleum produced.

PEP - Petroleum Exploration Permit - An exploration permit issued by the New Zealand government.

Permit or License is an area that is granted for a prescribed period of time for exploration, development or production under specific contractual or legislative conditions.

Petroleum has the same meaning as Hydrocarbons.

Pipeline is a system of interconnected pipes that gather and transport hydrocarbons from a well or field to a processing plant or to a facility that is built to take the hydrocarbons for further transport, such as a gas liquefaction plant.

PMP - Petroleum Mining Permit - A mining permit issued by the New Zealand government which enable the permit holders to extract and sell hydrocarbons.

Pre-emption - is the right granted to a party in a joint venture operating agreement to require another party which is proposing to assign its interest in a permit or license, to assign that interest to the first party on the terms of the proposed assignment.

Probable Reserves are those additional reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proven plus Probable Reserves.

Prospect is a potential hydrocarbon trap which has been confirmed by geological and geophysical studies sufficient to warrant the drilling of an exploration well.

Proved Developed Reserves are Proved Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production.

FORM 2B	LISTING APPLICATION	Page A-2
559719.20

Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves.

Proved Undeveloped Reserves are Proved Reserves that are expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production.

Reservoir is a porous and permeable sedimentary rock formation containing adequate pore or fracture space in the rock to provide storage space for oil, gas or water.

Royalty is the entitlement to a stated or determinable percentage of the proceeds received from the sale of hydrocarbons calculated as prescribed in applicable legislation or in the agreement reserving the royalty to the owner of the royalty, generally without obligation to contribute to costs.

Seep is the natural flow of oil or gas to the Earth’s surface from a formation or through cracks and faults indicating that a formation containing hydrocarbons may be located somewhere nearby.

Seismic refers to a geophysical technique using low frequency sound waves, generated by explosives or another energy source, to determine the subsurface structure of sedimentary rocks.

Show is the detectable presence of hydrocarbons during the drilling of a well.

Sole Risk refers to a permit holder undertaking a project within a permit, with which the other permit holders do not join, but giving such other parties the right to elect to join in the project at a later date, on payment of their pro rata share of costs already incurred and a substantial premium (based on a multiple of the incurred costs). The premium is usually paid incrementally by the original sole risk party taking all production from the project, and setting off the value of the other party’s share against the premium due, until the premium is fully paid.

Top File Application is the procedure available in Papua New Guinea, whereby the current permit holders in a permit apply for a new permit over the same (or part of the same) area in their current permit, which if granted automatically cancels the current permit.

Trap is a geological structure in which hydrocarbons build up to form an oil, condensate or gas field.

Metric and Imperial Units - Conversion from metric units into imperial equivalents is as follows:

Metric Units	Imperial Units
hectare (ha)	2.471 acres
meter (m)	3.281 feet
kilometer (km)	0.621 miles (3,281 feet)
square kilometer (sq km)	247.106 acres

FORM 2B	LISTING APPLICATION	Page A-3
559719.20